Exhibit (a).(1)(F)

SUPPLEMENTAL COMPANY INFORMATION

GRAPHON CORPORATION

This Supplement (the “Supplement”) contains certain additional historical information on GraphOn Corporation (the “Company”, “our,” “we” or “us”) from our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, our Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission (“SEC”) on April 19, 2013 and our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2013.  This Supplement should be read in conjunction with the Company’s financial statements as of and for the twelve and three-month periods ended December 31, 2012 and March 31, 2013, respectively, which are attached to the Offer to Exercise as Exhibit A and Exhibit B.

Each of the holders of the Existing Warrants has previously represented to us that they are “accredited investors” as such term is defined in Regulation D under the Securities Act of 1933, as amended (the “Securities Act”).  This Supplement is being provided pursuant to the requirements of Rule 506 of Regulation D of the Securities Act in the event any of the holders of Existing Warrants no longer qualifies as an accredited investor.  Such holders are urged to consider the additional information described in this Supplement together with all of the other information in the Offer to Exercise (and the information incorporated by reference)  before making an investment decision.

TABLE OF CONTENTS

Forward-Looking Information	2
Business	3
Properties	13
Dividends	13
Unregistered Sales	13
Management’s Discussion And Analysis Of Financial Condition And Results Of Operations	15
Management’s Report On Internal Control Over Financial Reporting	40
Directors, Executive Officers and Corporate Governance	41
Executive Compensation	46
Principal Stockholders	53
Related Party Transactions and Director Independence	56
Description of Securities	58
Additional Information Furnished By Reference	60
Exhibits	61

Forward-Looking Information

This Supplement includes, in addition to historical information, “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995.  This act provides a “safe harbor” for forward-looking statements to encourage companies to provide prospective information about themselves so long as they identify these statements as forward-looking and provide meaningful cautionary statements identifying important factors that could cause actual results to differ from the projected results.  All statements other than statements of historical fact we make in this supplement are forward-looking statements.  In particular, the statements regarding industry prospects and our future results of operations or financial position are forward-looking statements.  Such statements are based on management’s current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ significantly from those described in the forward looking statements.

BUSINESS

Introduction

We are developers of software productivity products for mobile devices such as tablets and smartphones and application publishing software solutions. Our newest product, which is called hopTo, will be marketed to both consumers and businesses. hopTo will provide mobile end-users with a productivity workspace for their mobile devices that will allow users to manage, share, view, and edit their documents, regardless of where they are stored. hopTo will be developed by and marketed through hopTo Inc. which is one of our wholly owned subsidiaries. We expect to launch the first public release of hopTo through Apple’s App Store in the first half of 2013. This release will be targeted at Apple’s tablet devices, the iPad and the iPad Mini. Future releases will be targeted at other devices such as Apple’s iPhone, as well as competing devices such as those based on Google’s Android platform.

In addition to hopTo, we also sell a family of products under the brand name GO-Global, which is a software application publishing business, and is our sole revenue source at this time. GO-Global, is an application access solution for use and/or resale by independent software vendors (ISVs), corporate enterprises, governmental and educational institutions, and others, who wish to take advantage of cross-platform remote access and Web-enabled access to their existing software applications, as well as those who are deploying secure, private cloud environments.

Over the years, we have also made significant investments in intellectual property, (IP). We have filed many patents designed to protect the new technologies embedded in hopTo, and we plan to continue to aggressively invest in the creation and protection of new IP as we continue to develop hopTo and other products.

On December 10, 2012, we announced a limited beta release of hopTo. This was the initial release of hopTo, and it was offered free-of-charge to a very limited set of customers, primarily with the goal of receiving feedback in an effort to improve and further develop the product. As of late March 2013 we are winding down the limited beta program as we prepare to ship our first public beta through the Apple iTunes Store. The public beta will be publicly available for download, free-of-charge. We plan to announce the availability of the public beta once it is available for download, currently estimated to be during the second quarter of 2013.

During September 2012, we reached settlement agreements that effectively ended all of our then on-going patent litigation activities. For further information regarding these agreements and the costs associated therewith, see Note 16 of Notes to  Consolidated Financial Statements.

On August 1, 2012, we announced the release of GO-Global 4.5 for Windows, which provided a wide range of new features and functionality, including: integration of GO-Global Gateway (previously available as a separate product called GO-Global Cloud server) with enhanced application-based load balancing, active directory support, a user sandbox, smart card support, a client keyboard input method editor and simplified installation, among others. We believe that this version will provide enhanced enterprise-class functionality to our end users.

Corporate Background

We are a Delaware corporation, founded in May 1996.  Our headquarters are located at 1901 S. Bascom Avenue, Suite 660, Campbell, California, 95008 and our phone number is 1-800-GRAPHON (1-800-472-7466).   We also have offices in  Concord, New Hampshire, Irvine, California, and Charlotte, North Carolina. Additionally, we have remote employees located in various states, as well as internationally in the United Kingdom and Israel. Our corporate Internet Website is www.graphon.com.  The information on our Website is not part of this Supplement.

Our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to such reports filed with or furnished to the SEC under sections 13(a) or 15(d) of the Securities Exchange Act of 1934 are made available free of charge on our corporate Internet Website (click the “Investors” link under the “About GraphOn” tab and then click “View all GraphOn SEC filings on SEC Website”) as soon as reasonably practicable after such reports are electronically filed with or furnished to the SEC.

hopTo Business Overview

We believe that there is a need for powerful productivity tools for mobile devices such as tablets and smartphones. The industry currently addresses such need using one of two approaches. Certain companies have developed brand new productivity tools for mobile devices, attempting to reach a level of compatibility and feature set that is comparable to established productivity tools for the personal computer (PC), such as Microsoft Office (which runs on Microsoft’s Windows operating system and Mac OSX). These tools include apps specifically made for mobile devices.  While such tools generally are well-adapted to the unique constraints of mobile devices, we believe that such tools currently suffer from a limited feature set and from severe compatibility issues with PC-based tools such as Microsoft Office, and that they will continue to have limited usefulness in the foreseeable future.

At the same time, an alternative approach that other productivity products rely on is based on connecting the mobile device to an existing remote computer such as a Mac or a PC (collectively “PCs”) in order to allow the mobile device to leverage the capabilities of the remote computer. There are numerous remote access products available whose purpose is to allow mobile users to remotely connect to PCs for the purpose of remotely accessing the files and/or applications stored on those PCs. Such files and/or applications would typically not be available natively on the mobile device, which is why connecting to PCs remotely is desirable. This is the market that will be addressed by hopTo.

There are a number of remote access products that achieve remote file access and/or PC application access from mobile devices, including:  CloudOn, Splashtop, GoToMyPC, and LogMeIn, among others. All of these products perform some form of “screen-scraping”, where the contents of the PC’s screen is transmitted “as-is” to the mobile device, thereby enabling end-users to interact with PCs remotely. We believe such approach is limited because of the inherent user interface differences between applications designed for the large screen, mouse and keyboard typically associated with PCs, and applications designed for the smaller screens and finger touch-based input functionality of mobile devices.

For example, applications designed for PCs typically have small, tightly placed, on-screen buttons that are difficult to manipulate in a finger touch device such as an iPad or an iPhone. Applications designed for finger touch interaction have much larger buttons that are placed farther apart, which is necessary because a fingertip is not as accurate a pointing device as a mouse cursor.

The hopTo Product

The premise of hopTo is that mobile users have a need to access files stored on their home or office PC. We call this type of usage “personal cloud,” whereby a PC that has local storage and is connected to the Internet is accessed remotely from another computer or mobile device; its storage capacity is essentially used as cloud storage. This is similar to cloud storage services such as Dropbox, except that the end-user typically owns the storage device being used (their personal PC), thereby potentially increasing the privacy and security of the data. We believe that an advantage of a personal cloud is that PCs often have much larger storage capacities, compared to cloud storage services such as Dropbox, or at least in their base configurations, thereby allowing users to store far greater amounts of data while having the data accessible from the Internet.

A core assumption of hopTo is that mobile users have a need for the capabilities of PC productivity tools such as Microsoft Office. We believe that the existing mobile productivity solutions do not satisfy those needs because of the inherent user interface challenges described above. hopTo is being designed to address these issues.

hopTo presents mobile users with an easy to use workspace environment designed to browse, view, edit, and share their documents, independent of their storage location. hopTo currently runs on Apple’s iPad family of devices, and we plan to make it available in the future for other devices, such as Apple’s iPhone and for devices based on Google’s Android platform. hopTo allows users to connect their mobile device to their PCs, and to access files stored on their PCs or on cloud storage services such as Dropbox and Box. It leverages the capabilities of Microsoft Windows applications, such as Microsoft Office, and allows users to edit their documents from within the mobile device’s workspace, but without the inherent user interface challenges that exist with our competitor’s products.

hopTo is based in part on core technologies from GO-Global, which has been in development for over a decade and is a highly robust and mature technology. We believe that by relying on such proven, proprietary technology, we are positioning hopTo ahead of its competitors.

hopTo Target Markets

We view hopTo as a product that is potentially appealing to both the consumer/prosumer markets (prosumer being a cross between a consumer and professional grade product or those who consume such products), as well as the business/enterprise markets. For 2013, we plan to focus on the consumer/prosumer markets. We plan to market hopTo through the various mobile “app stores”, including Google’s Play store, and Apple iTunes App Store. We intend to initially offer hopTo free of charge, but we will reserve the right to begin charging for it at any point, depending on user acceptance, our competitors’ pricing strategies, and other market conditions.

In the business/enterprise markets, we expect our sales strategies to involve a combination of strategic partnerships with various relevant enterprise software companies, a sales partner channel, a direct sales team, and possibly other approaches.

Our Intellectual Property

We believe that intellectual property (IP) is a business tool that potentially maximizes our competitive advantages and product differentiation, grows revenue opportunities, encourages collaboration with key business partners, and protects our long-term growth opportunities.  Strategic IP development is therefore a critical component of our overall business strategy.  It is a business function that consistently interacts with our research and development, product development, and marketing initiatives to generate further value from those operations.

We rely primarily on trade secret protection, copyright law, confidentiality, and proprietary information agreements to protect our proprietary technology and registered trademarks.  Despite our precautions, it may be possible for unauthorized third parties to copy portions of our products, or to obtain information we regard as proprietary.  The loss of any material trade secret, trademark, trade name or copyright could have a material adverse effect on our results of operations and financial condition.  We intend to defend our proprietary technology rights; however, we cannot give any assurance that our efforts to protect our proprietary technology rights will be successful.

We do not believe our products infringe on the rights of any third parties, but we can give no assurance that third parties will not assert infringement claims against us in the future, or that any such assertion will not result in costly litigation or require us to obtain a license to proprietary technology rights of such parties.

ipCapital Group, Inc.

On October 11, 2011, we engaged ipCapital Group, Inc., an affiliate of John Cronin, who is one of our directors, to assist us in the execution of our strategic decision to significantly strengthen, grow and commercially exploit our intellectual property assets. Our engagement agreement with ipCapital, which has been amended three times, affords us the right to request ipCapital to perform a number of diverse services, employing its proprietary processes and methodologies, to facilitate our ability to identify and extract from our current intellectual property base new inventions, potential patent applications, and marketing and licensing opportunities. See the Exhibits elsewhere in this Form 10-K for further details on the ipCapital engagement agreement and amendments thereto.

For the years ended December 31, 2012 and 2011, we paid ipCapital an aggregate $179,300 and $154,200, respectively, for services performed under the engagement agreement, as amended.

Prior to entering into the engagement agreement with ipCapital in 2011, they performed an analysis of our intellectual property and the potential methods we could employ to strengthen our intellectual property on a consulting basis. We paid them $50,500 for this analysis in 2011.

In addition to the fees we agreed to pay ipCapital for its services, we issued ipCapital a five-year warrant to purchase up to 400,000 shares of our common stock at an initial price of $0.26 per share. Half of the warrant (200,000 shares) has a time-based vesting condition, with such vesting to occur in three equal annual installments. The first vesting installment occurred on October 11, 2012, with the remaining two to occur on October 11, 2013 and 2014, respectively. The remaining 200,000 shares became fully vested upon the completion to our satisfaction of all services that we had requested from ipCapital under the engagement agreement, prior to the signing of the amendments. Such performance was deemed satisfactory during 2012. We believe that these fees, together with the issuance of the warrant, constitute no greater compensation than we would be required to pay an unaffiliated person for substantially similar services.

As a result of ipCapital’s work under the engagement agreement, as amended, as of March 22, 2013, 127 new patent applications have been filed, of which 120 pertain to our GraphOn technology and 7 pertain to our NES patent portfolio. We expect to file more applications throughout 2013.

ipCapital Licensing Company I, LLC

On February 4, 2013, we entered into an IP Brokerage agreement with ipCapital Licensing Company I, LLC (ipCLC).  John Cronin, is a partner at ipCLC.  Pursuant to the agreement, we have engaged ipCLC, on a no-retainer basis, to identify and present us with candidates who may be seeking to acquire a certain limited group of our patents unrelated to our current business strategy. If during the applicable term we enter into an agreement with any candidate presented by ipCLC to acquire or otherwise exploit the covered patents, we will pay ipCLC a fee of ten percent (10%) of the royalties, fees, and other consideration paid over the life of the agreement.

The agreement is effective as of February 4, 2013, and will end 18 months after we or ipCLC serve 60 days written notice of termination to the other party (with earlier termination possible in the event of a material breach).

The Agreement provides for customary confidentiality undertakings, limitations on ipCLC’s total liability and mutual indemnification provisions.

We believe the terms of the Agreement are fair and reasonable to us and are at least as favorable as those that we could be obtained on an arms’ length basis.

Our GO-Global Software Products

Our GO-Global product offerings can be categorized into product families as follows:

•                  GO-Global for Windows: Allows access to Windows-based applications from remote locations and a variety of connections, including the Internet and dial-up connections. The Windows applications run on a central computer server along with GO-Global Windows Host software. This allows the applications to be accessed  remotely via GO-Global Client software or a Web browser, over many types of data connections, regardless of the bandwidth or operating system. Web-enabling is achieved without modifying the underlying application’s code or requiring costly add-ons.

Included in GO-Global for Windows is GO-Global Gateway (previously available as a separate product called GO-Global Cloud server) that can optionally be deployed in larger environments, including private cloud implementations. GO-Global Gateway provides a high-availability, secure gateway to multiple GO-Global for Windows Hosts. Features include application load balancing and clustering, Microsoft Application Directory support, and centralized management tools, allowing enterprise customers to scale larger and more flexible deployments.

•                  GO-Global for UNIX: Allows access to UNIX and Linux-based applications from remote locations and a variety of connections, including the Internet and dial-up connections. The UNIX/Linux applications run on a central computer server along with the GO-Global for UNIX Host software. This allows the applications to be accessed and run remotely via GO-Global Client software or a Web browser without having to modify the application’s code or requiring costly add-ons.

•                  GO-Global Client: We offer a range of GO-Global Client software that allows remote application access from a wide variety of local, remote and mobile platforms, including Windows, Linux, UNIX, Apple OS X and iOS, and Google Android. We plan to continue to develop GO-Global Client software for new portable and mobile devices. We released new GO-Global Client products for the iPad and Android tablets in June 2011 and February 2012, respectively

Target Markets

The target market for our GO-Global products includes small to medium-sized companies, departments within large corporations, governmental and educational institutions, ISVs and value-added resellers (“VARs”). Our software enables these targeted organizations to move their existing applications to the public cloud and provide SaaS or move them to a secure, private cloud environment. By using our software, organizations can give their remote users, partners and customers access to their native applications. Our software is designed to allow these organizations and enterprises to tailor the configuration of the end-user device for a particular purpose, rather than following a “one PC fits all” high-cost ownership model. We believe our opportunities are as follows:

•                  ISVs.  By Web-enabling their applications through use of our products, we believe that our ISV customers can accelerate their time to market without the risks and delays associated with rewriting applications or using other third-party software, thereby opening up additional revenue opportunities and securing greater satisfaction and loyalty from their customers.

Our technology integrates with their existing software applications without sacrificing the full-featured look and feel of such applications, thereby providing ISVs with out-of-the-box Web-enabled applications with their own branding for licensed, volume distribution to their enterprise customers.  We further believe that ISVs that effectively address the Web computing needs of customers and the emerging application service provider market will have a competitive advantage in the marketplace.

•                  Enterprises Employing a Mix of UNIX, Linux, Macintosh and Windows.  Small to medium-sized companies that utilize a mixed computing environment require cross-platform connectivity software, like GO-Global Host and/or GO-Global Cloud, that will allow users to access applications from different client devices.  We believe that our server-based software products will significantly reduce the cost and complexity of connecting PCs to various applications.

•                  Enterprises with Remote Computer Users and/or Extended Markets.  We believe that remote computer users and enterprises with extended markets comprise two of the faster growing market segments in the computing industry.  Extended enterprises permit access to their computing resources by their customers, suppliers, distributors and other partners, thereby affording them manufacturing flexibility, increased speed-to-market, and enhanced customer satisfaction.  For example, extended enterprises may maintain decreased inventory via just-in-time, vendor-managed inventory and related techniques, or they may license their proprietary software application on a “pay-per-use” model, based on actual time usage by the user.  The early adoption of extended enterprise software may be driven in part by an organization’s need to exchange information over a wide variety of computing platforms.  We believe that our server-based software products, along with our low-impact communications protocol, which has been designed to enable highly efficient low-bandwidth connections, are well positioned to provide extended enterprises with the necessary means to exchange information over a wide variety of computing platforms.

•                  VARs. The VAR channel presents an additional sales force for our products and services.  In addition to creating broader awareness of our GO-Global products, VARs also provide integration and support services for our current and potential customers.  Our products allow VARs to offer a cost-effective competitive alternative for server-based, or thin-client, computing.  In addition, reselling our GO-Global products creates new revenue streams for our VARs.

Strategic Customer Relationships

We believe it is important to maintain our current strategic alliances and to seek suitable new alliances in order to enhance shareholder value, improve our technology and/or enhance our ability to penetrate relevant target markets.  We also are focusing on strategic relationships that have immediate revenue generating potential, strengthen our position in the server-based software market, add complementary capabilities and/or raise awareness of our products and us.  Our strategic relationships include the following:

•                  We are party to a non-exclusive distribution agreement with KitASP, a Japanese application service provider founded by companies within Japan’s electronics and infrastructure industries, including NTT DATA, Mitsubishi Electric, Omron, RICS, Toyo Engineering and Hitachi. Pursuant to this agreement, which was entered into in September 2011, KitASP has licensed our GO-Global product line for inclusion in their software products, primarily their server-bundled application service provider software solution. Either party may terminate the contract upon 60 days’ written notice to the other party.

•                  We are party to a non-exclusive distribution agreement with Ericsson, a global provider of telecommunications equipment and related services to mobile and fixed network operations. Pursuant to this agreement, Ericsson has licensed GO-Global for UNIX for inclusion with their ServiceON Optical and ServiceON Access telecommunications network management systems. Our agreement with Ericsson, which was originally entered into in September 2000, automatically renews annually. Either party may terminate the contract upon written notice to the other party at least one month prior to the expiration of the then current term.

•                  We are party to a non-exclusive channel partner agreement with Elosoft Informatica Ltda, a South American distributor of various technology products, including both hardware and software offerings, and related services. Under the terms of this agreement, Elosoft has licensed both our GO-Global Windows Host and GO-Global for UNIX software for deployment to their distribution network with both sub-distributors and end-users. Our agreement with Elosoft, which was originally entered into in February 2005, automatically renews annually. Either party may terminate the agreement upon 60 days written notice to the other party.

•                  We are party to a non-exclusive global purchasing agreement with Alcatel-Lucent, a telecommunications, network systems and services company.  Pursuant to this relationship, which started in July 1999, Alcatel-Lucent has licensed our GO-Global for UNIX software for inclusion with their software products.  Many of Alcatel-Lucent’s customers are using our server-based software to remote access Alcatel-Lucent’s Network Management Systems (NMS) applications.  Our current agreement with Alcatel-Lucent expired in December 2012.  We expect our relationship with Alcatel-Lucent to continue throughout 2013 with terms consistent with those set forth in the expired contract.

•                  We are party to a non-exclusive distribution agreement with GE Intelligent Platforms (GE), a U.S. based designer, manufacturer, and supplier of products for industrial control and automation.  GE has licensed our GO-Global product line for inclusion in their automation and production management software  products.  Our agreement with GE, which was originally entered into in December 2002, automatically renews annually.  Either party may terminate the contract upon written notice to the other party at least 60 days’ notice to the other party.

•                  In August 2011 we entered into an agreement with GAD eG (GAD), a Germany based provider of information technology, software development and data processing solutions for retail banks.  GAD licensed our GO-Global for Windows software and embedded it in their banking applications.  This agreement covered a one-time transaction of theirs with a large German bank. The installation of their software application generated significant product license sales for us in 2011 and 2012.  We expect to have maintenance sales in future years, however we do not expect to have future product licensing sales to GAD comparable to the 2012 and 2011 levels.

Sales, Marketing and Support

Sales and marketing efforts for our software products are directed at increasing product awareness and demand among ISVs, small to medium-sized enterprises, departments within larger corporations and VARs who have a vertical orientation or are focused on Windows, UNIX and/or Linux environments.  Current marketing activities include Internet marketing, direct response, targeted advertising campaigns, tradeshows, promotional materials, public relations, and maintaining an active Web presence for marketing and sales purposes.

We currently consider the following  to be our most significant customers.

	2012	2011
Customer	% Sales	% Sales
GAD eG	8.3	6.9%
Ericsson	8.2	8.6%
GE	8.2	4.5%
KitASP	7.8	11.8%
Alcatel-Lucent	5.8	4.9%
Elosoft	5.6	5.6%
Total	43.9	42.3%

Many of our customers enter into, and periodically renew, maintenance contracts to ensure continued product updates and support.  Currently, we offer maintenance contracts for one, two, three and five-year periods.

Operations

We perform all purchasing, order processing and shipping of products and accounting functions related to our operations.  Although we generally ship products electronically, when a customer requires us to physically ship them a disc, production of the disc, printing of documentation and packaging are also accomplished through in-house means; however, since virtually all of our orders are currently being fulfilled electronically, we do not maintain any prepackaged inventory. Additionally, we have relatively little backlog at any given time; thus, we do not consider backlog a significant indicator of future performance.

Research and Development

Our research and development efforts currently are focused on further enhancing the functionality, performance and reliability of existing products and developing new products.  We invested approximately $3,870,900 and $2,547,400 in research and development with respect to our software products in 2012 and 2011, respectively.  During 2012 and 2011 we capitalized an additional $85,400 and  $209,900 of development investments incurred in the development of hopTo (2012) and GO-Global 4.0 and GO-Global Cloud  (2011), respectively.  We anticipate capitalizing further costs associated with the development of hopTo in 2013

Competition

The software markets in which we participate are highly competitive.  Competitive factors in our market space include price, product quality, functionality, product differentiation and the breadth and variety of product offerings and product features.  We believe that our products offer certain advantages over our competitors, particularly in product performance and market positioning.

hopTo will encounter competition from a variety of different software companies, in a variety of different market sectors.  In the mobile productivity app market, we believe it will compete with products such as Google Drive, Quickoffice (recently acquired by Google), Documents To Go by DataViz Inc., and with Apple’s iWork productivity suite that includes Numbers for iPad, Pages for iPad, and Keynote for iPad.  In the remote access market, we believe it will compete against companies such as CloudOn Inc., Splashtop Inc., and Citrix Systems, Inc. through their GoToMyPC product line.

GO-Global competes with developers of conventional server-based software for the individual PC, as well as with other companies in the cloud computing software market and the application virtualization software market.  We believe our principal competitors in the cloud computing software market include Citrix Systems, Inc., OpenText Communications, Ltd. and Microsoft Corporation.  Citrix is an established leading vendor of virtualization software, OpenText is an established market leader for remote access to UNIX applications and Microsoft is an established leading vendor of Windows operating systems and services for servers.

Employees

As of March 22, 2013, we had a full-time equivalent of 37 total employees, including 7.5 in marketing, sales and support, 23.5 in research and development (which is inclusive of employees who may also perform customer service related activities), 5 in administration and finance and 1 in our patent group.  We believe our relationship with our employees is good.  None of our employees are covered by a collective bargaining agreement.

Legal Proceedings

During September 2012, we reached settlement and licensing agreements that effectively ended all of our then on-going intellectual property litigation.  Having been approached by the respective counter-parties to each of our lawsuits, and in consultation with our board of directors, we determined that it was in our best long-term strategic interests to settle each lawsuit in order to move forward and shift our focus to our software products, including our new product initiatives.  As a result of such determination, we paid $311,000 in aggregate settlement fees during the year ended December 31, 2012.  We do not intend to pursue intellectual property litigation as an integral part of our strategy to fund our future operations.

PROPERTIES

Our corporate headquarters currently occupies approximately 4,400 square feet of office space in Campbell, California, under a lease that will expire in July 2017.  Rental of these premises will average approximately $12,300  per month over the remaining term of the lease, net of  our pro rata share of utilities, facilities maintenance and other costs.

Our domestic research and development team currently occupies approximately 5,560 square feet of office space in Concord, New Hampshire, under a lease that expired in September 2012.  Rent on the Concord facility is approximately $8,800 per month.  We are now on a month to month rental arrangement for this office space.. We are currently in negotiation for a newer, smaller office in the same area.  We expect to have taken occupancy by the end of the second quarter of 2013

We occupy approximately 150 square feet of office space in Irvine, California and in Charlotte, North Carolina under leases that each expire in March 2013.  Monthly rental payments for these offices, which are used primarily for sales and marketing, are approximately $1,200 and $1,000, respectively.

We believe our current and future facilities will be adequate to accommodate our needs for the foreseeable future.

DIVIDENDS

We have never declared or paid dividends on our common stock, nor do we anticipate paying any cash dividends for the foreseeable future.  We currently intend to retain future earnings, if any, to finance the operations and expansion of our business.  Any future determination to pay cash dividends will be at the discretion of our Board of Directors and will be dependent upon the earnings, financial condition, operating results, capital requirements and other factors as deemed necessary by the Board of Directors.

UNREGISTERED SALES OF EQUITY SECURITIES

During the three-month period ended December 31, 2012, stock options to purchase 100,000 shares of common stock, at an exercise price of  $0.22 per share, were granted to a non-executive employee, and stock options to purchase an aggregate 600,000 shares of common stock, at an exercise price of  $0.37 per share, were granted to certain non-employee directors. The grant of such stock options was not registered under the Securities Act of 1933, because the stock options were offered and sold in a transaction not involving a public offering, exempt from registration under the Securities Act pursuant to section 4(2).

During the three-month period ended December 31, 2011, we issued a five-year warrant to purchase up to 400,000 shares of our common stock at an initial price of $0.26 per share to ipCapital Group, Inc., an affiliate of John Cronin, who is one of our directors. The warrant began vesting and became exercisable to the extent of 200,000 of these shares in three equal annual installments commencing on October 11, 2012. The remaining 200,000 shares vested and became exercisable during 2012 once ipCapital completed all of the services that we had requested them to perform under the engagement agreement prior to signing the various addendums thereto. (See the Exhibits to this Form 10-K for further details of the engagement agreement and amendments thereto.) The grant of such warrant was not registered under the Securities Act of 1933, because the warrant was offered and sold in a transaction not involving a public offering, exempt from registration under the Securities Act pursuant to section 4(2).

During September and October 2011, we offered to exchange certain options having an exercise price greater than $0.20 per share for new options upon the terms and conditions described in an offer to exchange that was filed with the SEC. During the three-month period ended December 31, 2011, we granted our employees and directors pursuant to the terms of this offer to exchange an aggregate of 3,447,500 new options at an exercise price of $0.202 per share in exchange for the tendered options.  The grant of such stock options was not registered under the Securities Act of 1933, because the stock options were offered and sold in a transaction not involving a public offering, exempt from registration under the Securities Act pursuant to section 4(2).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We are developers of software productivity products for mobile devices such as tablets and smartphones, and application publishing software solutions. Our newest product, which is called hopTo, will be marketed to both consumers and businesses. hopTo will provide mobile end-users with a productivity workspace for their mobile devices that will allow users to manage, share, view, and edit their documents, regardless of where they are stored. hopTo will be developed by and marketed through hopTo Inc., which is one of our wholly-owned subsidiaries. We expect to launch the first public release of hopTo through Apple’s App Store in the first half of 2013. This release will be targeted at Apple’s tablet devices, the iPad and the iPad Mini. Future releases will be targeted at other devices such as Apple’s iPhone, as well as competing devices such as those based on Google’s Android platform.

In addition to hopTo, we also sell a family of products under the brand name GO-Global, which is a software application publishing business and is our sole revenue source at this time. GO-Global is an application access solution for use and/or resale by independent software vendors (ISVs), corporate enterprises, governmental and educational institutions, and others, who wish to take advantage of cross-platform remote access and Web-enabled access to their existing software applications, as well as those who are deploying secure, private cloud environments.

Over the years, we’ve also made significant investments in intellectual property. We have filed many patents designed to protect the new technologies embedded in hopTo, and we plan to continue to aggressively invest in the creation and protection of new IP as we continue to develop hopTo and other products.

On April 15, 2013, we announced the launch of the public beta of hopTo, our new mobile productive device.

On December 10, 2012, we announced a limited beta release of hopTo. This was the initial release of hopTo, and it was offered free-of-charge, to a very limited set of customers, primarily with the goal of receiving feedback in an effort to improve and further develop the product. As of late March 2013, we are winding down the limited beta program as we prepare to ship our first public beta through the Apple iTunes Store. The public beta will be publicly available for download, free-of-charge. We plan to announce the availability of the public beta once it is available for download, currently estimated to be during the second quarter of 2013.

During September 2012, we reached settlement agreements that effectively ended all of our then on-going patent litigation activities. For further information regarding these agreements and the costs associated therewith, see Note 16 of Notes to  Consolidated Financial Statements.

On August 1, 2012, we announced the release of GO-Global 4.5 for Windows, which provided a wide range of new features and functionality, including: integration of GO-Global Gateway (previously available as a separate product called GO-Global Cloud server) with enhanced application-based load balancing, active directory support, a user sandbox, smart card support, a client keyboard input method editor and simplified installation, among others. We believe that this version will provide enhanced enterprise-class functionality to our end users.

The hopTo Product

The premise of hopTo is that mobile users have a need to access files stored on their home or office PC. We call this type of usage “personal cloud,” whereby a PC that has local storage and is connected to the Internet is accessed remotely from another computer or mobile device; its storage capacity is essentially used as cloud storage. This is similar to cloud storage services such as Dropbox, except that the end-user typically owns the storage device being used (their personal PC), thereby potentially increasing the privacy and security of the data. We believe that an advantage of a personal cloud is that PCs often have much larger storage capacities, compared to cloud storage services such as Dropbox, or at least in their base configurations, thereby allowing users to store far greater amounts of data while having the data accessible from the Internet.

A core assumption of hopTo is that mobile users have a need for the capabilities of PC productivity tools such as Microsoft Office. We believe that the existing mobile productivity solutions do not satisfy those needs because of the inherent user interface challenges described above. hopTo is being designed to address these issues.

hopTo presents mobile users with an easy to use workspace environment designed to browse, view, edit, and share their documents, independent of their storage location. hopTo currently runs on Apple’s iPad family of devices, and we plan to make it available in the future for other devices, such as Apple’s iPhone and for devices based on Google’s Android platform. hopTo allows users to connect their mobile device to their PCs, and to access files stored on their PCs or on cloud storage services such as Dropbox and Box. It leverages the capabilities of Microsoft Windows applications, such as Microsoft Office, and allows users to edit their documents from within the mobile device’s workspace, but without the inherent user interface challenges that exist with our competitor’s products.

hopTo is based in part on core technologies from GO-Global, which has been in development for over a decade and is a highly robust and mature technology. We believe that by relying on such proven, proprietary technology, we are positioning hopTo ahead of its competitors.

Our Intellectual Property

We believe that intellectual property (IP) is a business tool that potentially maximizes our competitive advantages and product differentiation, grows revenue opportunities, encourages collaboration with key business partners, and protects our long-term growth opportunities.  Strategic IP development is therefore a critical component of our overall business strategy.  It is a business function that consistently interacts with our research and development, product development, and marketing initiatives to generate further value from those operations.

We rely primarily on trade secret protection, copyright law, confidentiality, and proprietary information agreements to protect our proprietary technology and registered trademarks.  Despite our precautions, it may be possible for unauthorized third parties to copy portions of our products, or to obtain information we regard as proprietary.  The loss of any material trade secret, trademark, trade name or copyright could have a material adverse effect on our results of operations and financial condition.  We intend to defend our proprietary technology rights; however, we cannot give any assurance that our efforts to protect our proprietary technology rights will be successful.

We do not believe our products infringe on the rights of any third parties, but we can give no assurance that third parties will not assert infringement claims against us in the future, or that any such assertion will not result in costly litigation or require us to obtain a license to proprietary technology rights of such parties.

ipCapital Group, Inc.  On October 11, 2011, we engaged ipCapital Group, Inc., an affiliate of John Cronin, who is one of our directors, to assist us in the execution of our strategic decision to significantly strengthen, grow and commercially exploit our intellectual property assets. Our engagement agreement with ipCapital, which has been amended three times, affords us the right to request ipCapital to perform a number of diverse services, employing its proprietary processes and methodologies, to facilitate our ability to identify and extract from our current intellectual property base new inventions, potential patent applications, and marketing and licensing opportunities.  As a result of ipCapital’s work under the engagement agreement, as amended, as of March 22, 2013, 127 new patent applications have been filed, of which 120 pertain to our GraphOn technology and 7 pertain to our NES patent portfolio. We expect to file more applications throughout 2013.

ipCapital Licensing Company I, LLC.  On February 4, 2013, we entered into an IP Brokerage agreement with ipCapital Licensing Company I, LLC (ipCLC).  John Cronin is a partner at ipCLC.  Pursuant to the agreement, we have engaged ipCLC, on a no-retainer basis, to identify and present us with candidates who may be seeking to acquire a certain limited group of our patents unrelated to our current business strategy. If during the applicable term we enter into an agreement with any candidate presented by ipCLC to acquire or otherwise exploit the covered patents, we will pay ipCLC a fee of ten percent (10%) of the royalties, fees, and other consideration paid over the life of the agreement.

Our GO-Global Software Products

Our GO-Global product offerings can be categorized into product families as follows:

•                  GO-Global for Windows: Allows access to Windows-based applications from remote locations and a variety of connections, including the Internet and dial-up connections. The Windows applications run on a central computer server along with GO-Global Windows Host software. This allows the applications to be accessed remotely via GO-Global Client software, or a Web browser, over many types of data connections, regardless of the bandwidth or operating system. Web-enabling is achieved without modifying the underlying application’s code or requiring costly add-ons.

•                  GO-Global for UNIX: Allows access to UNIX and Linux-based applications from remote locations and a variety of connections, including the Internet and dial-up connections. The UNIX/Linux applications run on a central computer server along with the GO-Global for UNIX Host software. This allows the applications to be accessed and run remotely via GO-Global Client software or a Web browser without having to modify the application’s code or requiring costly add-ons.

•                  GO-Global Client: We offer a range of GO-Global Client software that allows remote application access from a wide variety of local, remote and mobile platforms, including Windows, Linux, UNIX, Apple OS X and iOS, and Google Android. We plan to continue to develop GO-Global Client software for new portable and mobile devices. We released new GO-Global Client products for the iPad and Android tablets in June 2011 and February 2012, respectively.

The following discussion for the three-month period ended March 31, 2013 and thereafter for the fiscal year ended December 31, 2012 should be read in conjunction with the consolidated financial statements and related notes provided elsewhere in the Offering Materials.

THREE-MONTH PERIOD ENDED MARCH 31, 2013

Critical Accounting Policies

We believe that several accounting policies are important to understanding our historical and future performance.  We refer to these policies as “critical” because these specific areas require us to make judgments and estimates about matters that are uncertain at the time we make the estimates. Actual results may differ from these estimates. For a summary of our critical accounting policies, please refer to our 2012 10-K/A Report and Note 2 to our Notes to Unaudited Condensed Consolidated Financial Statements.

Results of Operations for the Three-Month Periods Ended March 31, 2013 and 2012.

The following operating results should be read in conjunction with our critical accounting policies.

Revenue

Revenue for the three-month periods ended March 31, 2013 and 2012 was:

	Three Months Ended March 31,		2013 Over (Under) 2012
Revenue	2013	2012	Dollars	Percent
Software Licenses
Windows	$640,100	$632,600	$7,500	1.2%
UNIX/Linux	270,800	263,500	7,300	2.8%
	910,900	896,100	14,800	1.7%
Software Service Fees
Windows	461,200	425,200	36,000	8.5%
UNIX/Linux	227,300	237,400	(10,100)	-4.3%
	688,500	662,600	25,900	3.9%
Other	17,600	51,900	(34,300)	-66.1%
Total Revenue	$1,617,000	$1,610,000	$6,400	0.4%

Revenue

Our software revenue, historically, has been primarily derived from product licensing fees and service fees from maintenance contracts. The majority of this revenue has been earned, and continues to be earned, from a limited number of significant customers, most of whom are resellers. An increasing number of our resellers (a “stocking reseller”) purchase software licenses that they hold in inventory until they are resold to the ultimate end user. We defer recognition of revenue from these sales (on our Condensed Consolidated Balance Sheet under the caption “Deferred Revenue”) until the stocking reseller sells the underlying software licenses to the ultimate end user. Consequently, if any of our significant stocking resellers materially change the rate at which they resell our software licenses to the ultimate end user, our software licenses revenue could be materially impacted.

When a software license is sold directly to an end user by us, or by one of our resellers who does not stock licenses into inventory, revenue is recognized immediately upon shipment, assuming all other criteria for revenue recognition are met. Consequently, if any significant end user customer substantially changes its order level, or fails to order during the reporting period, whether the order is placed directly with us or through one of our non-stocking resellers, our software licenses revenue could be materially impacted.

Almost all stocking resellers maintain inventories of our Windows products; few stocking resellers maintain inventories of our UNIX products.

Software Licenses

The increase in Windows software licenses revenue for the three-month period ended March 31, 2013, as compared with the same period of the prior year, was primarily due higher aggregate revenue derived from our resellers.  This amount was partially offset by lower revenue recognized associated with two transactions entered into with an end user customer.  All revenue from both of these end user transactions had previously been deferred.  We recognized the revenue from each transaction, ratably, over each transaction’s respective maintenance period.  As the maintenance period for the first of these two transactions was expired prior to the three-month period ended March 31, 2013, we completed recognition of the revenue related thereto, and as a result we only recognized revenue from the second of these two transactions.

Software licenses revenue from our UNIX/Linux products increased during the three-month period ended March 31, 2013, as compared with the same period of the prior year, primarily due to higher aggregate revenue from our resellers and end users.

We expect aggregate software license revenue in 2013 to modestly increase over 2012 levels as we expect to invest more in sales and marketing efforts.

Software Service Fees

The increase in software service fees revenue attributable to our Windows products during the three-month period ended March 31, 2013, as compared to the same period of the prior year, was the result of the continued growth of the number of Windows maintenance contracts purchased by our end-user customers. Since most of our end-user customers who typically purchase maintenance contracts for their software licenses historically have renewed them upon expiration, to the extent we continue to license an increasing number of our products, we anticipate that revenue recognized from the sale of software service contracts will increase in relative proportion to the increase in our sales of such new software licenses.

The decrease in service fees revenue attributable to our UNIX products for the three-month period ended March 31, 2013, as compared with the same period of the prior year, was primarily the result of the low level of our UNIX product sales throughout the prior year and a decrease in maintenance contract renewals. We believe that these decreases reflect the continued economic malaise and the competitive challenges facing the telecommunications industry, particularly in Europe. The majority of this decrease was attributable to our European telecommunications customers.

We expect that software service fees for 2013 will modestly increase over those for 2012, as we expect to invest more in sales and marketing efforts.

Other

The decrease in other revenue for the three-month period ended March 31, 2013, as compared with the same period of the prior year was primarily due to a decrease in private labeling fees. We typically recognize private labeling fees revenue only when such services are requested by a new stocking reseller; they sign a contract with us, simultaneously place their first stocking order and ultimately, when they sell through their entire first stocking order, we recognize the private labeling fees revenue. Private labeling fees do not comprise a material portion of our revenue streams, and they can vary from period to period.

Costs of Revenue

Software Costs of Revenue

Software costs of revenue are comprised primarily of software service costs, which represent the costs of customer service, and software product costs, which are primarily comprised of the amortization of capitalized software development costs, and costs associated with licenses for third party software included in our product offerings. We incur no shipping or packaging costs as all of our deliveries are made via electronic means over the Internet.

Under accounting principles generally accepted in the United States (GAAP), development costs for new product development, after technological feasibility is established, are recorded as “capitalized software” on our Condensed Consolidated Balance Sheet. Such capitalized costs are subsequently amortized as cost of revenue (software product costs) over the shorter of three years or the remaining estimated life of the products. During the three-month periods ended March 31, 2013 and 2012, we capitalized $464,500 and $0, respectively, of software development costs.

Amortization of capitalized software development costs was $41,500 during each of the three-month periods ended March 31, 2013 and 2012, respectively.

Software cost of revenue was 6.9% and 8.6% of total revenue for the three months ended March 31, 2013 and 2012, respectively.

Software cost of revenue for the three-month periods ended March 31, 2013 and 2012 was as follows:

			2013 Over (Under) 2012
Description	2013	2012	Dollars	Percent
Software service costs	$63,600	$73,000	$(9,400)	(12.9)%
Software product costs	48,200	65,500	(17,300)	(26.4)%
	$111,800	$138,500	$(26,700)	(19.3)%

Software service costs decreased during the three-month period ended March 31, 2013, as compared with the same periods of the prior year, primarily as a result of less time being spent on customer service issues.  We expect software service costs to remain lower during the remainder of 2013, as compared with the prior year.

Software service costs include non-cash stock-based compensation. Such costs were, in the aggregate, approximately $2,100 and $6,300 for the three-month periods ended March 31, 2013 and 2012, respectively. The decrease in non-cash stock-based compensation costs resulted from fewer employees being involved in customer service activities in the three-month period ended March 31, 2013 compared to the same period in 2012.

Software product costs decreased due to a decrease in costs associated with third party software we license into our products.

We expect that software costs of revenue for 2013 will  be lower than  2012 levels due to decreased customer service costs.

Selling and Marketing Expenses

Selling and marketing expenses primarily consist of employee costs (inclusive of non-cash stock-based compensation expense), outside services, and travel and entertainment expense.

Selling and marketing expenses for the three-month period ended March 31, 2013 decreased by $75,500, or 13.1%, to $499,000, from $574,500 for the same period of 2012, which represented approximately 30.9% and 35.7% of revenue during these periods, respectively.

The decrease in selling and marketing expenses during the three-month period ended March 31, 2013, as compared with the same period of the prior year was mainly due to lower commissions, bonuses, and marketing services costs.

Selling and marketing employee costs included non-cash stock-based compensation costs aggregating approximately $40,500 and $26,400 for the three-month periods ended March 31, 2013 and 2012, respectively. The increase in these costs resulted from such expense associated with stock awards issued in 2012.

We currently expect our full-year 2013 selling and marketing expense to increase compared to 2012 levels as we expect to increase the support we give our products, particularly our newest products with various sales and marketing initiatives throughout the remainder of the year.

General and Administrative Expenses

General and administrative expenses primarily consist of employee costs (inclusive of non-cash stock-based compensation expense), depreciation and amortization, legal, accounting, other professional services (including those related to realizing benefits from our patents), rent, travel and entertainment and insurance. Certain costs associated with being a publicly held corporation are also included in general and administrative expenses, as well as bad debts expense.

General and administrative expenses decreased by $298,000 or 28.5%, to $746,000, for the three-month period ended March 31, 2013, from $1,044,000 for the same period of 2012, which represented approximately 46.1% and 64.8% of revenue during these periods, respectively.

The decrease in general and administrative expense in the three-month period ended March 31, 2013 was primarily due to having fewer employees and lower legal and outside services costs.

Included in general and administrative employee costs was non-cash stock-based compensation expense aggregating $94,900 and $73,100 for the three-month periods ended March 31, 2013 and 2012, respectively.  The increase in these costs resulted from such expense associated with stock awards issued in 2012.

We expect that general and administrative expense for 2013 will be lower than 2012 levels, primarily as a result of the one-time costs incurred in connection with the separation agreement we entered into during April 2012 with our former Chief Executive Officer, Robert Dilworth and the legal fees incurred related thereto, and the stock-based compensation expense associated with the restricted stock awards granted during 2012.  We also expect to have fewer employees in our patent group. See Note 5 of Notes to Unaudited Condensed Consolidated Financial Statements for further information regarding the Dilworth separation agreement.

Research and Development Expenses

Research and development expenses consist primarily of employee costs (inclusive of non-cash stock-based compensation expense), payments to contract programmers, travel and entertainment for all our engineers, and all rent for our leased engineering facilities.

Research and development expenses decreased by $339,900, or 32.3%, to $713,200, for the three-month period ended March 31, 2013, from $1,053,100 for the same period of 2012, which represented approximately 44.1% and 65.4% of revenue for these periods, respectively.

The majority of the decrease in research and development expense for the three-month period ended March 31, 2013, as compared with the same periods of the prior year, was related to the capitalization of software development costs relating to hopTo, fewer employees in the Concord, New Hampshire office, and lower recruiting fees partially offset by an increase in the staffing of our new products development team in Campbell, California.

Included in research and development employee costs was non-cash stock-based compensation expense totaling $48,300 and $83,600 for the three-month periods ended March 31, 2013 and 2012, respectively. The decrease in non-cash stock-based compensation costs resulted from higher costs in 2012 associated with options issued in October 2011 to employees and directors (a) at the discretion of our board on October 5, 2011, and (b) under the terms of our stock option exchange program that closed on October 12, 2011.

During the three-month period ended March 31, 2013 we capitalized $464,500 of software development costs associated with the development of hopTo, which, had they not met the criteria for capitalization, would have otherwise been expensed.  No such development costs were capitalized during the corresponding period of the prior year.

We expect 2013 research and development expenses to be significantly higher than those for 2012.  The main driver of the increased costs will be the costs associated with our new products development team, which will be primarily comprised of employee costs, recruitment fees, rent, equipment and supplies for the team.

Other Expense - Change in Fair Value of Warrants Liability

During the three-month period ended March 31, 2013, we reported non-cash expense related to the change in fair value of our Warrants Liability of $3,448,700 and $58,600, respectively. Such changes in 2013 and 2012 resulted from increases in the market value of our common stock during such periods.  For further information regarding our Warrants Liability, see Note 4 to the Notes to Unaudited Condensed Consolidated Financial Statements.

Loss From Continuing Operations

As a result of the foregoing items, we reported losses from continuing operations of $3,902,900 and $1,256,700 for the three-month periods ended March 31, 2013 and 2012, respectively.

Loss from Discontinued Operations

During September 2012, we reached settlement and licensing agreements that effectively ended all of our then on-going intellectual property litigation.  Having been approached by the respective counter-parties to each of our lawsuits, and in consultation with our board of directors, we determined that it was in our best long-term strategic interests to settle each lawsuit in order to move forward and shift our focus to our software products, including our new product initiatives.  We do not intend to pursue intellectual property litigation as an integral part of our strategy to fund our future operations.  Accordingly for all periods presented the results of operations and cash flows related to our former intellectual property segment has been segregated and reported as “Discontinued Operations”.  See Note 17 to our Notes to Unaudited Condensed Consolidated Financial Statements.

As a result of this decision, we reported losses from discontinued operations of $0 and $30,400 for the three-month periods ended March 31, 2013 and 2012.

Liquidity and Capital Resources

During 2013, we expect to continue to prioritize the investment of our resources into the development of various new products, with our primary focus being on hopTo.  We believe that as a result of the introduction of GO-Global 4.5 for Windows in 2012, and the expected introduction of new and/or upgraded GO-Global products slated for 2013, our revenue will modestly increase.  Further, due to our expected investments in hopTo, and our intellectual property strategy, we expect our cash flow from operations to decrease.  Based on our cash on hand as of March 31, 2013, and the anticipation of modest increased revenue from our GO-Global products, we believe that we will have sufficient resources to support our operational plans for the next twelve months.

However, in order to fully execute on our business strategy for hopTo we will require additional capital resources. Such resources may come from revenue from our existing GO-Global product line, new revenue from the planned hopTo product line, and capital raised from debt or equity issuances.

There can be no assurance of increased revenue from existing product lines or new revenue from new product lines.  In addition, issuances of new capital stock would dilute existing stockholder and may give the purchasers of new capital stock additional rights, preferences and privileges relative to existing stockholders.  There can be no assurance that additional capital necessary for full execution of our hopTo business strategy will be available on a timely basis, on reasonable terms or at all.

During the three-month periods ended March 31, 2013 and 2012, our reported net losses of $3,902,900 and $1,287,100, respectively, included five significant non-cash items: depreciation and amortization of $66,700 and $55,200, respectively, which were primarily related to amortization of capitalized software development costs and depreciation of fixed assets, stock-based compensation expense of $185,800 and $189,400, respectively, $3,448,700 and $58,600 charged to other expense related to the change in fair value recorded for the

Warrants Liability, $77,100 and $0 charged to general and administrative expense related to the change in severance liability, $73,500 and $18,700 charged to general and administrative expense related to the accretion of compensation expense derived from warrants issued to ipCapital Group as part of the compensation for their services.

During the three-month periods ended March 31, 2013 and 2012, we incurred operating cash outflows of $0 and $22,200, respectively in our former intellectual property segment, whose operations we discontinued in 2012.  (See Note 17 to Notes to Unaudited Condensed Consolidated Financial Statements).

We expect to continue making investments in our products during the remainder of 2013, with a focus on new product development, primarily within the planned hopTo product line.  During the three-month periods ended March 31, 2013 and 2012, we invested approximately $20,000 and $193,700 of cash, respectively, into fixed assets.  Such expenditures made during the three-month period ended March 31, 2012 were primarily incurred in connection with the opening of our office in Campbell, California and equipping our new products development team located therein.

During the three-month period ended March 31, 2013, 462,500 warrants and 431,500 employee options were exercised, which provided cash flows from financing activities of $120,200 and $63,200, respectively.  During the three-month period ended March 31, 2012, 56,100 employee options were exercised, which provided cash flows from financing activities of $3,900.

Cash

As of March 31, 2013, our cash balance was $3,575,700, as compared with $3,960,600 as of December 31, 2012, a decrease of $384,900, or 9.7%. The decrease primarily resulted from the cash costs, of the new employees hired into our Campbell, California office.

Accounts Receivable, net

At March 31, 2013 and December 31, 2012, we reported accounts receivable, net, of $601,900 and $865,900, respectively. Such amounts were reported net of the allowance for doubtful accounts, which allowances totaled $15,600 and $33,900 at March 31, 2013 and December 31, 2012, respectively.  The decrease in accounts receivable, net, was mainly due to lower sales during the first quarter and the timing of sales during the quarter.  We collect the significant majority of our quarter-end accounts receivable during the subsequent quarter; accordingly, increases or decreases in accounts receivable from one period to the next tends to be indicative of the trend in our sales from one period to the next. From time to time, we could have individually significant accounts receivable balances due us from one or more of our significant customers. If the financial condition of any of these significant customers should deteriorate, our operating results could be materially affected.

Stock Repurchase Program

As of March 31, 2013, we had purchased 1,424,000 shares of our common stock for $217,400 under terms of our Board-approved stock repurchase program, which was established on January 8, 2008. Under this program, the Board approved up to $1,000,000 to be used in repurchasing our stock; however, we are not obligated to repurchase any specific number of shares and the program may be suspended or terminated at our discretion. During each of the three-month period ended March 31, 2013 and 2012, no repurchases were made. As of March 31, 2013, $782,600 remains available for stock purchases under this program.

Working Capital

As of March 31, 2013, we had current assets of $4,311,000 and current liabilities of $3,691,300, which netted to working capital of $619,700. Included in current liabilities was the current portion of deferred revenue of $2,661,600.

Controls and Procedures

Under the supervision and with the participation of our management, including our Chief Executive Officer and Interim Chief Financial Officer, we evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of the end of March 31, 2013.  Based upon that evaluation, our Chief Executive Officer and Interim Chief Financial Officer concluded that our disclosure controls and procedures were effective as of March 31, 2013.

There has not been any change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the quarter ended March 31, 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

FISCAL YEAR ENDED DECEMBER 31, 2012

Critical Accounting Policies.

Use of Estimates

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make judgments, assumptions and estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the period(s) being reported upon.  Estimates are used for, but not limited to, the amount of stock-based compensation expense, the warrants liability, the amount of capitalized software development costs, the allowance for doubtful accounts, the estimated lives, valuation, and amortization of intangible assets (including capitalized software), depreciation of long-lived assets, post-employment benefits, and accruals for liabilities and taxes.  While we believe that such estimates are fair, actual results could differ materially from those estimates.

Revenue Recognition

We market and license our products indirectly through channel distributors, ISVs, VARs (collectively “resellers”) and directly to corporate enterprises, governmental and educational institutions and others.  Our product licenses are perpetual.  We also separately sell maintenance contracts (which are comprised of license updates and customer service access), and other products and services.

Software  license revenues are recognized when:

•                  Persuasive evidence of an arrangement exists (i.e., when we sign a non-cancelable license agreement wherein the customer acknowledges an unconditional obligation to pay, or upon receipt of the customer’s purchase order), and

•                  Delivery has occurred or services have been rendered and there are no uncertainties surrounding product acceptance (i.e., when title and risk of loss have been transferred to the customer, which generally occurs when the media containing the licensed program(s) is provided to a common carrier or, in the case of electronic delivery, when the customer is given access to the licensed programs), and

•                  The price to the customer is fixed or determinable, as typically evidenced in a signed non-cancelable contract, or a customer’s purchase order, and

•                  Collectability is probable.  If collectability is not considered probable, revenue is recognized when the fee is collected.

Revenue recognized on software arrangements involving multiple deliverables is allocated to each deliverable based on vendor-specific objective evidence (“VSOE”) or third party evidence of the fair values of each deliverable; such deliverables include licenses for software products, maintenance, private labeling fees, and customer training.  We limit our assessment of VSOE for each deliverable to either the price charged when the same deliverable is sold separately, or the price established by management having the relevant authority to do so, for a deliverable not yet sold separately.

If sufficient VSOE of fair value does not exist, so as to permit the allocation of revenue to the various elements of the arrangement, all revenue from the arrangement is deferred until such evidence exists or until all elements are delivered.  If VSOE of the fair value does not exist, and the only undelivered element is maintenance, then we recognize revenue on a ratable basis.  If  VSOE of the fair value of all undelivered elements exists but does not exist for one or more delivered elements, then revenue is recognized using the residual method.  Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue.

Certain resellers (“stocking resellers”) purchase product licenses that they hold in inventory until they are resold to the ultimate end user (an “inventory stocking order”). At the time that a stocking reseller places an inventory stocking order, we do not ship any product licenses to them, rather, the stocking reseller’s inventory is credited with the number of licenses purchased and the stocking reseller can resell (issue) any number of licenses from their inventory at any time. Upon receipt of an order to issue one or more licenses from a stocking reseller’s inventory (a “draw down order”), we will ship the license(s) in accordance with the draw down order’s instructions. We defer recognition of revenue from inventory stocking orders until the underlying licenses are sold and shipped  to the end user, as evidenced by the receipt and fulfillment of the stocking reseller’s draw down order, assuming all other revenue recognition criteria have been met.

There are no rights of return granted to resellers or other purchasers of our software products.

We recognize revenue from maintenance contracts ratably over the related contract period, which generally ranges from one to five years.

All of our software licenses are sold in U.S. dollars.

Deferred Rent

The lease for our office in Campbell, California, contains free rent and predetermined fixed escalations in our minimum rent payments. We recognize rent expense related to this lease on a straight-line basis over the term of the lease. We record any difference between the straight-line rent amounts and amounts payable under the lease as part of deferred rent in current or long-term liabilities, as appropriate.

Incentives that we received upon entering into the lease agreement are recognized on a straight-line basis as a reduction to rent over the term of the lease. We record the unamortized portion of these incentives as a part of deferred rent in current or long-term liabilities, as appropriate.

Post-employment Benefits (Severance Liability)

Nonretirement postemployment benefits, including salary continuation, supplemental unemployment benefits, severance benefits, disability-related benefits and continuation of benefits such as health care benefits, are recognized as a liability and a loss when it is probable that the employee(s) will be entitled to such benefits and the amount can be reasonably estimated. The cost of termination benefits recognized as a liability and an expense includes the amount of any lump-sum payments and the present value of any expected future payments. During the year ended December 31, 2012, we recorded and $721,800 of severance expense, including stock compensation expense, of which an aggregate of $262,400 is reflected as a severance liability, at December 31, 2012. Such liability was recorded as a result of a separation agreement and a release with Robert Dilworth in connection with Mr. Dilworth’s resignation as our Chief Executive Officer and as a member of our board of directors. No such liability was recorded during the year ended December 31, 2011.

Long-Lived Assets

Long-lived assets, which consist primarily of capitalized software, are assessed for possible impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable, whenever we have committed to a plan to dispose of the assets or, at a minimum, annually.  Typically, for long-lived assets to be held and used, measurement of an impairment loss is based on the fair value of such assets, with fair value being determined based on appraisals, current market value, comparable sales value, and undiscounted future cash flows, among other variables, as appropriate.  Assets to be held and used that are affected by an impairment loss are depreciated or amortized at their new carrying amount over their remaining estimated life; assets to be sold or otherwise disposed of are not subject to further depreciation or amortization.

Allowance for Doubtful Accounts

We maintain an allowance for doubtful accounts that reflects our best estimate of potentially uncollectible trade receivables. The allowance is based on assessments of the collectability of specific customer accounts and the general aging and size of the accounts receivable.  We regularly review the adequacy of our allowance for doubtful accounts by considering such factors as historical experience, credit worthiness, and current economic conditions that may affect a customer’s ability to pay. We specifically reserve for those accounts deemed uncollectible. We also establish, and adjust, a general allowance for doubtful accounts based on our review of the aging and size of our accounts receivable.  The following table sets forth the details of the Allowance for Doubtful Accounts for the years ended December 31, 2012 and 2011:

	Beginning Balance	Charge Offs	Recoveries	Provision	Ending Balance
2012	$25,000	$—	$—	$8,900	$33,900
2011	32,800	—	—	(7,800)	25,000

Software Development Costs

We capitalize software development costs incurred from the time technological feasibility of the software is established until the time the software is available for general release in accordance with accounting principles generally accepted in the United States (“GAAP”). Research and development costs and other computer software maintenance costs related to the software development are expensed as incurred. Upon the establishment of technological feasibility, related software development costs are capitalized. Such capitalized costs are subsequently amortized as costs of revenue over the shorter of three years or the remaining estimated useful life of the product. Software development costs, and amortization of such costs, are discussed further under “— Results of Operations — Costs of Revenue — Software Costs of Revenue.”

Stock-Based Compensation

We apply the fair value recognition provisions of the Financial Accounting Standards Board (FASB) Codification Subtopic (ASC) 718-10, “Compensation — Stock Compensation.” We estimated the fair value of each stock-based award granted during the years ended December 31, 2012 and 2011 on the date of grant using a binomial model, with the assumptions set forth in the following table:

	2012	2011
Estimated volatility	70%-174%	154% - 221%
Annualized forfeiture rate	0.0% - 9.79%	0.0% - 5.0%
Expected option term (years)	0.25 – 10.00	0.25 – 10.00
Estimated exercise factor	5-15	2 - 20
Approximate risk-free interest rate	0.08% - 2.04%	0.02% - 3.24%
Expected dividend yield	—	—

In estimating our stock price volatility for grants awarded during the years ended December 31, 2012 and 2011, we analyzed our historic volatility over a period of time equal in length to the expected option term for the option being issued. For grants made to newly hired employees the period of time over which we analyzed our historic volatility ended on the last day of the quarter during which the new employee was hired.  We derived an annualized forfeiture rate by analyzing our historical forfeiture data, including consideration of the impact of certain non-recurring events, such as reductions in our work force. Our estimates of the expected option term and the estimated exercise factor were derived from our analysis of historical data and future projections. The approximate risk-free interest rate was based on the implied yield available on U. S. Treasury issues with remaining terms equivalent to our expected option term. We believe that each of these estimates is reasonable in light of the data we analyzed. However, as with any estimate, the ultimate accuracy of these estimates is only verifiable over time.

During 2012, we awarded 3,764,500 shares of restricted common stock to its officers and 393,000 to various employees. The valuation of the restricted common stock awards was based on the closing fair market value of our common stock on the grant date. For the restricted common stock awarded to the officers, such fair market value was $0.18 per share, and for the restricted common stock awarded to the employees, such fair market value ranged from $0.22 to $0.26 per share. No restricted common stock was awarded during 2011.

Concentration of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and trade receivables.  The Company places cash and, when applicable, cash equivalents, with high quality financial institutions and, by policy, limits the amount of credit exposure to any one financial institution.  As of December 31, 2012, the Company had approximately $3,511,300 of cash with financial institutions in excess of FDIC insurance limits.  As of December 31, 2011, the Company had approximately $6,793,900 of cash with financial institutions in excess of FDIC insurance limits.

For the years ended December 31, 2012 and December 31, 2011, the Company considered the following to be its most significant customers

	2012		2011
Customer	% Sales	% Accounts Receivable	% Sales	% Accounts Receivable
GAD eG	8.3%	0.0%	6.9%	4.2%
Ericsson	8.2%	9.0%	8.6%	23.8%
GE	8.2%	13.6%	4.5%	0.0%
KitASP	7.8%	0.0%	11.8%	0.0%
Alcatel-Lucent	5.8%	15.6%	4.9%	10.9%
Elosoft	5.6%	8.6%	5.6%	7.1%
Total	43.9%	56.8%	42.3%	46.0%

Results of Operations

Set forth below is statement of operations data for the years ended December 31, 2012 and 2011 along with the dollar and percentage changes from 2011 to 2012 in the respective line items.

	Year Ended December 31,		Increase (Decrease)
	2012	2011	Dollars	Percentage
Revenue
Software licenses	$3,704,900	$3,617,400	$87,500	2.4%
Software service fees	2,730,000	2,722,700	7,300	0.3
Other	106,400	244,300	(137,900)	(56.4)
Total Revenue	6,541,300	6,584,400	(43,100)	(0.7)

Cost of revenue
Software service costs	344,400	285,700	58,700	20.5
Software product costs	257,100	229,200	27,900	12.2
Total Cost of revenue	601,500	514,900	86,400	16.8
Gross profit	5,939,800	6,069,500	(129,700)	(2.1)

Operating expenses
Selling and marketing	2,403,400	2,240,900	162,500	7.3
General and administrative	3,759,000	3,084,300	674,700	21.9
Research and development	3,870,900	2,547,400	1,323,500	52.0
Total Operating expenses	10,033,300	7,872,600	2,160,700	27.4
Loss from operations	(4,093,500)	(1,803,100)	2,290,400	127.0

Other income (expense)
Change in fair value of warrants liability	(3,616,600)	222,700	3,839,300	NM
Interest and other income	5,300	4,700	600	12.8)
Interest and other expense	—	(1,400)	1,400	NM
Total other income (expense)	(3,611,300)	226,000	3,837,300	NM
Loss from continuing operations before provision for income tax	(7,704,800)	(1,577,100)	6,127,700	388.5
Provision for income taxes	3,500	2,400	1,100	45.8
Net loss from continuing operations	(7,708,300)	(1,579,500)	6,128,800	388.0
Loss from discontinued operations	(468,400)	(181,600)	286,800	157.9
Net loss	$(8,176,700)	$(1,761,100)	$6,415,600	364.3

NM — not meaningful

Revenue.

Software Licenses.

The table that follows summarizes software licenses revenue for the years ended December 31, 2012 and 2011, and calculates the change in dollars and percentage from 2011 to 2012 in the respective line item.

	Year Ended December 31,		Increase (Decrease)
Software licenses	2012	2011	Dollars	Percentage
Windows	$2,667,100	$2,430,900	$236,200	9.7%
UNIX/Linux	1,037,800	1,186,500	(148,700)	(12.5)
Total	$3,704,900	$3,617,400	$87,500	2.4

The increase in Windows software licenses revenue for the year was primarily due to the recognition of $343,200, associated with a transaction we entered into with an end user customer during 2011 that had been previously deferred as all criteria necessary for revenue recognition had not been met.  During the second quarter of 2012, all criteria necessary for revenue recognition were met and we began recognizing revenue from this transaction on a ratable basis over the expected maintenance period.  During the second quarter of 2012, we entered into an additional one-time transaction with the end user customer discussed in the preceding sentence for which all criteria necessary for revenue recognition was met, but we lacked VSOE and began recognizing revenue on a ratable basis over the expected maintenance period.  The Windows software license revenue increase in the year was partially offset by lower aggregate revenue derived from our resellers.  We expect to recognize an additional  $16,100 from the 2012 transaction over the remaining maintenance period (three months).

Outside of this one end user customer, we experienced aggregate decreases in revenue of $107,000, or 4.4%, from all other Windows customers for the year  ended December 31, 2012, as compared to 2011.

The decrease in UNIX software licenses revenue was primarily due to reduced ordering levels from three customers. The first customer, a telecommunications carrier, decreased its ordering level by $60,200 in 2012 as compared to its 2011 ordering level, thus reducing the amount of recognizable revenue from such transactions by an equal amount. Competition between telecommunication carriers has historically been volatile and such volatility can directly impact our customer’s sales, which in turn impacts its ordering levels of our UNIX product.  The second customer reduced its ordering level by $53,800 in 2012 as compared to its 2011 ordering level, thus reducing the amount of recognizable revenue from such transactions by an equal amount. This customer is a distributor that had a large one time sale in 2011. They did not have any comparable sale transactions in 2012.  The third customer, also a distributor had  lower revenue in 2012 by $18,800 compared  to 2011. The lower 2012 revenue was due to a lower number of transactions in 2012 compared to 2011  In addition to the customers discussed above, we experienced an aggregate decrease in UNIX software license revenue of $15,900 from all other UNIX customers for the year ended December 31, 2012 as compared to 2011.

Our software licenses revenue varies from year to year, sometimes by a material amount. The majority of this revenue has historically been earned, and continues to be earned, from a limited number of significant customers, most of whom are resellers.  An increasing number of our resellers purchase software licenses that they hold in inventory (a “stocking reseller”) until they are resold to the ultimate end-user. We defer recognition of revenue from these sales, and report such sales on our Consolidated Balance Sheet under current deferred revenue until the stocking reseller sells the underlying licenses to the ultimate end-user. Consequently, if any of our significant stocking resellers materially changes the rate at which it resells our software products to the ultimate end-user, our software licenses revenue could be materially impacted.

We recognize revenue from the sale of software licenses directly to end-user customers upon shipment, assuming all other criteria for revenue recognition are met. Consequently, if any significant end-user customer subsequently changes its order level, or fails to order during the reporting period, our software licenses revenue could be materially impacted.

We released a version of GO-Global iPad Client for Android tablets in February 2012, GO-Global iOS Client in May 2012, GO-Global 4.5 for Windows in August 2012, and a beta version of hopTo in December 2012.  Based on our anticipated continued penetration of those products, we expect 2013 product licensing revenue to exceed 2012 levels.  However, if our continued penetration levels are lower than anticipated, our software licenses revenue could be materially adversely impacted.

Software Service Fees

Software service fees revenue increased by $7,300 in 2012 to $2,730,000 from $2,722,700 in 2011. The number of maintenance contracts purchased in 2012 increased by 34.3% over 2011;  however, due to the maintenance contracts purchased generally having a shorter period than those purchased in 2011, the 2012 revenue was slightly higher than 2011 revenue. Software service fees revenue is deferred upon purchase and recognized ratably over the underlying service period of the applicable maintenance contract. We currently offer one, two, three and five year maintenance contracts on our software products. Since end-user customers typically purchase maintenance contracts for their product licenses and renew such licenses upon expiration, revenue recognized from the sale of service contracts increases when the number of maintenance contracts sold increases. We expect 2013 software service fees revenue to exceed 2012 levels.

Other Revenue

Other revenue decreased by $137,900 in 2012 to $106,400, from $244,300 in 2011, primarily due to a decrease of $101,500 in professional services revenue we recognized from providing certain installation and customization services.  We expect 2013 other revenue to be lower than 2012 levels.

Costs of Revenue.

Software Service Costs -

Software costs of revenue are comprised primarily of service costs, which represent the costs of customer service. We incur no significant shipping or packaging costs as virtually all of our deliveries are made via electronic means over the Internet. Also included in software costs of revenue are product costs, which are primarily comprised of the amortization of capitalized software development costs and costs associated with licenses to third party software included in our product offerings.

Research and development costs for new product development, after technological feasibility is established, are recorded as “capitalized software” on our Consolidated Balance Sheet. Such capitalized costs are subsequently amortized as cost of revenue over the shorter of three years or the remaining estimated life of the products so capitalized. We capitalized approximately $85,400 and $209,900 of software development costs during 2012 and 2011, respectively  During 2012, such costs were incurred in the development of the first hopTo product and in 2011 such costs were incurred in the development of GO Global Cloud and GO Global iPad Client.  Amortization related to these costs was approximately $166,100 and $143,800 during 2012 and 2011, respectively.

Aggregate software costs of revenue for the year ended December 31, 2012 increased by $86,400, or 16.8%, to $601,500 from $514,900 for 2011.  Aggregate software costs of revenue for the years ended December 31, 2012 and 2011 represented approximately 9.2% and 7.8% of total revenue, respectively.

The increase in service costs in 2012, as compared with 2011, was primarily as a result of more time being spent on customer service issues as a result of the introduction of GO-Global 4.5 in August 2012.  We have historically experienced increased customer service requests upon the release of a new product or significant product upgrade.  Service costs include non-cash stock-based compensation. Such costs aggregated approximately $22,200 and $10,400 for 2012 and 2011, respectively.

The increase in software product costs for 2012, as compared with 2011, was primarily the result of recognizing amortization of capitalized software development costs and increased royalties costs associated with certain licenses to third party software included in GO-Global Windows Host 4.

We expect software costs of revenue to approximate 2012 levels in 2013.

Selling and Marketing Expenses.

Selling and marketing expenses primarily consist of employee costs (inclusive of non-cash stock-based compensation expense), outside services and travel and entertainment expenses.

Selling and marketing expenses for the year ended December 31, 2012 increased by $162,500, or 7.3%, to $2,403,400 from $2,240,900 for 2011. Selling and marketing expenses for the years ended December 31, 2012 and 2011 represented approximately 36.8% and 34.0%  of total revenue, respectively.  The increase in selling and marketing expenses during 2012, as compared with 2011, was primarily due to increased non-cash compensation costs, outside services costs and employee travel.

Included in selling and marketing employee costs were non-cash compensation costs aggregating approximately $128,900 and $22,400  for 2012 and 2011, respectively.  The increase in these costs resulted from expenses associated with options issued in October 2011 to employees: (a) at the discretion of our Board of Directors on October 5, 2011 and (b) under the terms of our stock option exchange program that closed on October 12, 2011 and expense associated with certain restricted stock awards issued in 2012

We expect 2013 selling and marketing expenses to be higher than 2012 levels as we plan to continue to support our products, particularly our newest products, with various marketing initiatives throughout the year.

General and Administrative Expenses.

General and administrative expenses primarily consist of employee costs (inclusive of non-cash stock-based compensation expense), amortization and depreciation, legal, accounting, other professional services (including those related to realizing benefits from our patents), rent, travel and entertainment and insurance.  Certain costs associated with being a publicly-held corporation are also included in general and administrative expenses, as well as bad debts expense.

General and administrative expenses for the year ended December 31, 2012 increased by $674,700, or 21.9%, to $3,759,000 from $3,084,300 for 2011. General and administrative expenses for the years ended December 31, 2012 and 2011 represented approximately 57.5 % and 46.8 % of total revenue, respectively.

The increase in general and administrative expenses for 2012, as compared with 2011, was primarily comprised of costs associated with the one-time separation agreement and release entered into with Robert Dilworth in connection with Mr. Dilworth’s resignation as our Chief Executive Officer and as a member of our board of directors.  See Note 5 to Notes to Consolidated Financial Statements for details   The increase was also attributed to other costs we incurred in connection with the separation agreement, which included one-time legal fees.

Also included in general and administrative expense for 2012 was  non-cash consulting cost of $76,900. Such amount was associated with the warrants issued to ipCapital Group as part of their agreement for performing intellectual property consulting services for us. All consulting costs associated with such services, including all non-cash costs, are recorded as a component of general and administrative expense.

Costs associated with other individual components of general and administrative expenses, including depreciation and amortization, insurance, rent, costs associated with being a publicly-traded entity and bad debts expenses, did not change significantly in 2012, as compared with 2011.

The ending balance of our allowance for doubtful accounts as of December 31, 2012 and 2011 was $33,900 and $25,000, respectively. Bad debts expense was approximately $8,900 and ($7,800) for the years ended December 31, 2012 and 2011, respectively.

Although we expect to continue to make significant investments in our intellectual property in 2013, as part of our intellectual property strategic initiative, we anticipate that general and administrative expense in 2013 will be significantly lower than 2012 due to the non-recurrence of the items discussed above.

Research and Development Expenses.

Research and development expenses consist primarily of employee costs (inclusive of non-cash stock-based compensation expense), payments to contract programmers, all costs of our Israeli subsidiary (GraphOn Research Labs Limited), travel and entertainment for all our engineers, and all rent for our leased engineering facilities.

Research and development expenses increased by $1,323,500, or 52.0%, to $3,870,900 for the year ended December 31, 2012 from $2,547,400 in the prior year. Research and development expenses for the years ended December 31, 2012 and 2011 represented approximately 59.3% and 38.7% of total revenue, respectively.

During 2011 we capitalized $209,900 of software development costs associated with the development of GO-Global Cloud for Windows, and during 2012, we capitalized $85,400 associated with the development of hopTo, which, had they not met the criteria for capitalization, would have otherwise been expensed.

Included in research and development employee costs was non-cash stock-based compensation expense aggregating $342,600 and $94,700, for 2012 and 2011, respectively. The main reason for the increase in the stock-based compensation expense was the 1,600,000 restricted share award granted to our Chief Executive Officer.  The substantial majority of our Chief Executive Officer’s time was spent directly involved in research and development activities related both to our hopTo and GO-Global family of products. We expect this trend to continue in 2013.

In March 2012, we opened a research and development facility in Campbell, California.  As of December 31, 2012, we have hired 4 engineers for this office and we anticipate hiring an additional 5 engineers for this office in 2013.

As a result of these items, we expect 2013 research and development expenses, net of software developments costs we anticipate capitalizing during 2013, to significantly exceed 2012 levels.  The main driver of the increased costs will be the costs associated with our new products development team, which will be primarily comprised of employee costs, recruitment fees, rent, equipment and supplies for the team.

Change in Fair Value of Warrants Liability.

During 2012, we recognized a net change of $3,616,600 in the aggregate fair value of the warrants we issued in the 2011 private placement.

The change in fair value of warrants liability was approximately 55.3% of total revenues for the year ended December 31, 2012.

Income Taxes.

For the years ended December 31, 2012 and 2011, we recorded a current tax provision of approximately $3,500 and $2,400, respectively.  At December 31, 2012, we had approximately $47  million of federal net operating loss carryforwards, which will begin to expire in 2018.  Also at December 31, 2012, we had approximately $16 million of California state net operating loss carryforwards available to reduce future taxable income, which will begin to expire in 2013. During the years ended December 31, 2012 and 2011, we did not utilize any of our federal and California net operating losses and have recorded a full valuation allowance against each of them.

At December 31, 2012, we had approximately $1.0 million of federal research and development tax credits, which will begin to expire in 2018.

Net Loss from Continuing Operations.

As a result of the foregoing items, we reported a net loss from continuing operations of $7,708,300 for the year ended December 31, 2012, as compared with a net loss from continuing operations of $1,579,500 for 2011.

Loss from Discontinued Operations

During 2012, we reached settlement and licensing agreements that effectively ended all of our then on-going intellectual property litigation.  Having been approached by the respective counter-parties to each of our lawsuits, and in consultation with our board of directors, we determined that it was in our best long-term strategic interests to settle each lawsuit in order to move forward and shift our focus to our software products, including our new product initiatives.  As a result of such determination, we paid $311,000 in aggregate settlement fees.  We do not intend to pursue intellectual property litigation as an integral part of our strategy to fund our future operations.  Accordingly, for all periods presented, the results of operations and cash flows related to our former intellectual property segment has been segregated and reported as “Discontinued Operations”.  See Note 16 to our Notes to Unaudited Condensed Consolidated Financial Statements.

As a result of this decision, we reported a loss from discontinued operations, of $468,400 and $118,600, for 2012 and 2011, respectively.

Liquidity and Capital Resources

Our reported net loss of $8,176,700 included three significant non-cash items: depreciation and amortization of $259,700, which was primarily related to amortization of our capitalized software development costs; stock-based compensation expense of $972,400; and a loss in the aggregate value of our warrants liability of $3,616,600 for the warrants issued in the 2011 private placement.

We invested $281,100 in capital expenditures during 2012, primarily related to the opening of our office in Campbell, California. We also invested $80,700 in our hopTo product, net of $4,700 non-cash stock-based compensation costs, which we capitalized as software development costs during 2012.

We are aggressively looking at ways to improve our revenue stream through the development, marketing and sale of new products.  In addition, should business combination opportunities present themselves to us, and should such opportunities appear to make financial sense and add value for our shareholders, we will consider those opportunities.

On August 1, 2012, we announced the release of GO-Global 4.5 for Windows, which provided a wide range of new features and functionality, including: integration of GO-Global Gateway (previously available as a separate product called GO-Global Cloud server) with enhanced application-based load balancing, active directory support, a user sandbox, smart card support, a client keyboard input method editor and simplified installation, among others. We believe that this version will provide enhanced enterprise-class functionality to our end users.

We believe that as a result of the introduction of GO-Global 4.5 for Windows  in 2012, and the expected introduction of new products slated for 2013, our revenue will increase. During 2013, we expect to continue to prioritize the investment of our resources into the development of various new products, and we expect that certain of these investments will ultimately be capitalized as software development costs. Further, due to our expected investments in new products and our intellectual property strategy, we expect our cash flow from operations to decrease. Based on our cash on hand as of December 31, 2012 and the anticipation of increased revenue, we believe that we will have sufficient resources to support our operational plans for the next twelve months.  However, there can be no assurance of increased revenue and we may need to seek additional capital to execute our business plan.  Issuances of additional capital stock would dilute existing shareholders and may give the purchasers additional rights and preferences relative to existing shareholders.

Cash

As of December 31, 2012, cash was approximately $3,960,600 as compared with $7,237,500 as of December 31, 2011.  The main reason for the decrease was the loss from continuing operations of $7,704,800 which included the following significant events;  the separation agreement we entered into with Robert Dilworth, our former Chief Executive Officer,  expenses associated with settling the patent litigation activities, and the costs incurred in opening our office in Campbell, California, including the costs of the new employees hired into such office.  The cash decrease also reflects the loss from the discontinued intellectual property operations.

Stock Repurchase Program

During January 2008, our Board of Directors approved a stock repurchase program. Under this program, up to $1,000,000 may be used in repurchasing our stock; however, we are not obligated to repurchase any specific number of shares and the program may be suspended or terminated at our discretion. We did not repurchase any shares under this plan during either 2012 or 2011, and as of December 31, 2012, $782,500 remains available for stock repurchases.

Accounts Receivable, net

At December 31, 2012 and 2011, we had $865,900 and $732,100, respectively, in accounts receivable, net of allowances totaling $33,900 and $25,000, respectively.  The increase in net accounts receivable was primarily due to the timing of sales made where over 50% of the net accounts receivable at December 31, 2012 resulted from sales made in the last two weeks of December 2012. From time to time we could have individually significant accounts receivable balances due us from one or more of our significant customers. If the financial condition of any of these significant customers should deteriorate, our operating results could be materially affected.

Working Capital

As of December 31, 2012, we had current assets of $4,976,700 and current liabilities of $3,896,900, which netted to working capital of $1,079,800. Included in current liabilities was the current portion of deferred revenue of $2,921,600.

Commitments and contingencies

During September 2012, we reached settlement and licensing agreements that effectively ended all of our then on-going intellectual property litigation.  Having been approached by the respective counter-parties to each of our lawsuits, and in consultation with our board of directors, we determined that it was in our best long-term strategic interests to settle each lawsuit in order to move forward and shift our focus to our software products, including our new product initiatives.  As a result of such determination, we paid $311,000 in aggregate settlement fees during the year ended December 31, 2012.  We do not intend to pursue intellectual property litigation as an integral part of our strategy to fund our future operations.  See Note 16 to our Notes to Consolidated Financial Statements

The following table discloses our contractual commitments for future periods, which consist entirely of leases for office space and is inclusive of our contractual commitments for our Campbell, California office.  The table assumes that we will occupy all currently leased facilities for the full term of each respective lease:

Year Ending December 31,
2013	$145,700
2014	144,200
2015	148,600
2016	153,000
2017	78,400
$669,900

Rent expense aggregated approximately $260,700 and $196,800  for the years ended December 31, 2012 and 2011, respectively.

Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed in the reports that we file under the Securities Exchange Act of 1934 (the “Exchange Act”) is recorded, processed, summarized and reported within the time periods specified in the Security and Exchange Commission’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Interim Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosures. In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Interim Chief Financial Officer, we evaluated the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) as of the end of the period covered by this supplement.  Based upon that evaluation, our Chief Executive Officer and Interim Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2012.

There has not been any change in our internal control over financial reporting (as defined in Rule 13a-15(f) under the Exchange Act) during the quarter ended December 31, 2012 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is defined in Rules 13a-15(f) under the Exchange Act as a process designed by, or under the supervision of, our Chief Executive Officer and Interim Chief Financial Officer and effected by our board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States and includes those policies and procedures that:

•                  pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets; and

•                  provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States, and our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

•                  provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material impact on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Our evaluation of internal control over financial reporting includes using the COSO framework, an integrated framework for the evaluation of internal control issued by the Committee of Sponsoring Organizations of the Treadway Commission, to identify the risks and control objectives related to the evaluation of our control environment.

Based on our evaluation under the framework described above, our management has concluded that our internal control over financial reporting was effective as of December 31, 2012.

DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Directors

The members of our Board of Directors are divided into three classes. The members of one class are elected at each annual meeting of stockholders to hold office for a three-year term and until successors of such class members have been elected and qualified. The respective members of each class are set forth below:

•	Class I:	John Cronin and Steven Ledger (two persons; terms expire 2015)
•	Class II:	Michael Brochu and Sam M. Auriemma (two persons; terms expire 2016)
•	Class III:	Eldad Eilam (one person; term expires 2014)

Michael Brochu, age 59, has served as one of our directors since April 2012.  From November 1997 until its acquisition in November 2004 by Art Technology Group, Inc., Mr. Brochu served as the President, Chief Executive Officer and Chairman of the Board of Primus Knowledge Solutions, Inc. Mr. Brochu was a member of the board of directors of Art Technology Group from November 2004 until its acquisition by Oracle Corporation in January 2011. Beginning in December 2003, Mr. Brochu served as a director of Loudeye Corp., and beginning in February 2005, as its President and Chief Executive Officer. In October 2006, Loudeye Corp. was acquired by Nokia Corp. Mr. Brochu left Nokia Corp. in December 2006. From June 2007 until its acquisition in September 2011 by WPP PLC, Mr. Brochu served as President, Chief Executive Officer and a director of Global Market Insite, Inc.  Mr. Brochu’s more than 20 years’ of senior-level experience as a veteran operational executive supports our belief that he is well-qualified to serve as a member of our board.  Mr. Brochu is currently a member of the board of directors for Centro Digital Media, Vines of Mendoza and Zotec Partners (each privately held).  He is also a member of the Operating Committee of BelHealth Investment Partners, a private equity firm specializing in healthcare, and is on the advisory board of Seattle-based venture capital firm Voyager Capital. Mr. Brochu holds a BBA in Finance/Accounting from the University of Texas at El Paso.

Sam M. Auriemma, age 60, has served as one of our directors since July 2012.  From April 2007 until its acquisition in October 2009 by Symphony Technology Group, a private-equity fund, Mr. Auriemma served as Executive Vice President and Chief Financial Officer of MCS Software.  Mr. Auriemma also held executive positions at IBM/FileNet Corporation, Wonderware Corporation, Platinum Technology/Locus Computing Corporation, Distributed Logic Corporation, and Applied Circuit Technology. Mr. Auriemma’s more than 30 years’ of senior-level experience as a veteran financial executive at a variety of technology companies supports our belief that he is well-qualified to serve as a member of our board.  Since the sale of MCS Software, Mr. Auriemma has served part-time as a member of the Board of several not for profit and for profit organizations.   He is a certified public accountant and holds a BS degree from the University of Southern California

John Cronin, age 58, has served as one of our directors since August 2011. Mr. Cronin is the founder, managing director and chairman of ipCapital Group, Inc., an intellectual property strategy firm, with which we have formed an alliance to deploy a range of strategic invention and intellectual tactics aimed at accelerating the growth and commercialization of our IP portfolio. Prior to founding ipCapital in 1998, Mr. Cronin was an inventor at IBM for 17 years where he patented 100 inventions, published over 150 technical papers and received IBM’s “Most Distinguished Inventor Award.” We believe that Mr. Cronin’s qualifications to serve on our board include his over 30 years’ experience developing and consulting with the development of high-tech intellectual property and his extensive knowledge and understanding of the high-tech industry. Mr. Cronin serves on the board of directors of Document Security Systems and Imageware, each of which is a publicly-held company. Mr. Cronin also serves on the advisory board of , Armor Designs, Inc. and Primal Inc., Spectrum Bridge, ParkerVision all of which are privately-held. He holds a BS in Electrical Engineering, an MS in Electrical Engineering and a BA in Psychology from the University of Vermont.

Steven Ledger, age 53, has served as one of our directors since August 2011 and was appointed Chairman in January 2012. Mr. Ledger founded and since 2002 has been managing partner of Tamalpais Partners LLC, an investor in, and advisor to, emerging growth companies. Mr. Ledger previously founded, and served from 1999 to 2002 as managing partner of eCompanies Venture Group, where he managed an Internet focused, strategic venture capital fund. Prior to founding eCompanies Venture Group, Mr. Ledger served as managing partner and portfolio manager at San Francisco Investment Group and Kayne Anderson Investment Management. He began his career at Fidelity Management and Research as an equity research analyst and portfolio manager. We believe that Mr. Ledger’s qualifications to serve on our board include his over 30 years’ experience advising high-tech companies at similar stages in their corporate history as we are, and his financial analysis experience covering a wide array companies. Mr. Ledger also serves on the board of directors of the following public companies: Broadcast International, Inc. and Crossroads Systems, Inc. Mr. Ledger has previously served as a director of Acorn Energy, Inc., a public company. Mr. Ledger is a graduate of the University of Connecticut.

Eldad Eilam, age 36, has served as our Chief Executive Officer since August 2012 and our President since January 2012.  Mr. Eilam served as our Interim Chief Executive Officer between March 2012 and August 2012.  Mr. Eilam served as our Chief Operating Officer from January 2012 to August 2012 and as our Chief Technology Officer from July 2011 to January 2012.  Mr. Eilam has been one of our directors since March 2012.  In 2004, Mr. Eilam founded Elgix, Limited, a consulting firm to the high-tech industry. Mr. Eilam served as its initial President until his appointment as our Chief Technology Officer. From July 2006 to March 2009, Mr. Eilam was President of GraphOn Research Labs, Limited, our Israeli subsidiary. From April 2009 to July 2011, in his role as President of Elgix, Limited, Mr. Eilam served as a consultant to the high-tech industry, including as a consultant to us since June 2010. From July 2007 to August 2010, Mr. Eilam was Chief Technology Officer of Else Ltd, a design house for mobile devices, and developer of Else Intuition, a Linux-based mobile phone operating system.  Mr. Eilam is a technology expert in the Windows operating system, mobile user interfaces and advanced software technology development, and is the author of the book “Reversing: Secrets of Reverse Engineering.” We believe that Mr. Eilam’s qualifications to serve on our board include his experience advising high-tech companies at similar stages of development as our company, and his technological expertise in the Windows operating system and mobile user interfaces.

Executive Officers that are not Directors

Christoph Berlin, age 33, has served as our Chief Operating Officer since August 2012.  Mr. Berlin previously served as our vice president of product management and marketing from February 2012 to August 2012.  Prior to joining our company, from April 2009 to January 2012, Mr. Berlin was senior manager of the XenClient partner/product management team at Citrix Systems, where he was responsible for evangelizing and driving client virtualization with key strategic partners. From September 2007 to March 2009, Mr. Berlin was manager of engineering escalations at XenSource prior to its acquisition by Citrix. Prior to XenSource, Mr. Berlin held various positions in networking and security technology companies. Mr. Berlin received a Diplom-Informatiker (equivalent to a Masters in computer science) from University of Applied Sciences Darmstadt, Germany.

Robert Dixon, age 53, has served as our Interim Chief Financial Officer and Secretary since May 2012.  Mr. Dixon served as our Controller between March 2000 and May 2012. Prior to joining our company, from September 1998 to February 2000, Mr. Dixon served as senior internal auditor for Johnson and Johnson, and from April 1996 to September 1998, he served in the consulting division of Moore Stephens, P.C., an international public accounting firm, as supervisor of audit technology. Prior to joining Moore Stephens, Mr. Dixon held various managerial and staff positions with leading companies in the oil and gas and financial services industries, including Hess Corporation and PricewaterhouseCoopers. Since June 2010, Mr. Dixon has served as a Director and Treasurer for Pacific Collegiate School, one of the nation’s top performing public charter high schools. From February 2005 to May 2010, Mr. Dixon served as a Trustee and Treasurer for Santa Cruz Montessori School, a private elementary school. Mr. Dixon is a graduate of the University of New Haven and is a Certified Public Accountant in the State of New Jersey.

Committees of the Board

Our Board of Directors has an Audit Committee and a Compensation Committee. Our Board has determined not to establish a nominating committee. Nominees for election as directors are selected by our Board.

The current members of our Audit Committee are Sam Auriemma (Chairman), and Steven Ledger. Our Board of Directors has determined that each member of our Audit Committees meets the NASDAQ Marketplace definition of “independent” for audit committee purposes. Our Board of Directors has also determined that Sam Auriemma meets the SEC definition of an “audit committee financial expert.”

The current members of our Compensation Committee are Michael Brochu and John Cronin. Gordon Watson, formerly Chairman of our Compensation Committee, resigned effective March 29, 2013.  Our Board of Directors has determined that each member of our Compensation Committee meets the NASDAQ Marketplace definition of “independent director” for compensation committee purposes. Our Compensation Committee annually reviews and determines both the cash and non-cash components of compensation paid to our directors and executive officers. In years past, the Compensation Committee has utilized information published by independent organizations, such as the American Electronics Association and Culpepper and Associates, for background information as to general compensation levels currently being offered in our industry. Our executive officers do not perform any role in determining or recommending the amount or form of executive or director compensation with the exception of our Chief Executive Officer, who is also a director, having input on compensation for executive officers other than himself. Our Compensation Committee administers our stock-based compensation plans. Our Compensation Committee does not have a charter.

Each committee has the power to engage independent legal, financial or other advisors, as it may deem necessary, without consulting or obtaining the approval of our Board of Directors or any of our officers.

Board Leadership Structure

Until recently, the roles of Chairman and Chief Executive Officer were held by the same individual.  However, effective in the second quarter of 2012, the Chairman of our Board is one of our independent directors.  We believe that having a non-executive Chairman acting in a leadership position to direct the meetings and procedures of the Board is beneficial to the Company and its employees.  Mr. Ledger’s deep experience advising companies with histories and financial make-ups similar to ours, and his ability to provide an independent perspective on issues, opportunities and challenges facing our company, makes him best positioned to develop agendas that ensure the Board’s time and attention are focused on matters which are critical to us, and conveys a clear, cohesive message of board independence and leadership to our employees and industry partners. The Board believes that this structure provides an efficient and effective leadership model for our Company, facilitates efficient and open communication between our directors and management team, and helps to involve our other independent board members in Board activities and decision making.

Role of Board of Directors in Risk Oversight

One of the responsibilities of our Board is to review and evaluate the process used to assess major risks facing our company and to periodically review assessments prepared by our senior management of such risks, as well as options for their mitigation. Frequent interaction between our directors and members of senior management assist in this effort. Communications between our Board and senior management regarding long-term strategic planning and short-term operational practices include matters of material risk inherent in our business.

Our Board also plays an active role, as a whole and at the committee level, in overseeing management of our risks. Our entire Board of Directors is formally apprised at least annually of our enterprise risk management efforts. Our Board regularly reviews information regarding our credit, liquidity and operations, as well as the risks associated with each. Our Audit Committee is responsible for overseeing the management of financial and accounting risks. Our Compensation Committee is responsible for overseeing the management of risk-taking relating to executive compensation plans and arrangements. While each committee is responsible for the evaluation and management of such risks, our entire Board is regularly informed through committee reports.

Meetings of the Board of Directors and Committees

During 2012, there were 15 meetings of our Board of Directors, 5 meetings of our Audit Committee and 3 meetings of our Compensation Committee. Each then-director attended, either in person or by electronic means, all of the meetings of our Board of Directors and Board committees on which they served during 2012.

Director Nominations and Qualifications for Director Nominee

Our Board of Directors has no nominating committee. Our Board has determined that given its relatively small size, the function of a nominating committee could be performed by our Board as a whole without unduly burdening the duties and responsibilities of our Board members.

Our Board does not have written guidelines regarding the qualifications or diversity of properly submitted stockholder candidates for membership on our Board as well as candidates submitted by current Board members and others. Qualifications for consideration as a new director nominee may vary according to the particular areas of expertise being sought as a complement to the existing Board composition. In reviewing nominations, our Board of Directors will consider, among other things, an individual’s business experience, industry experience, financial background, breadth of knowledge about issues affecting us, time available for meetings and consultation regarding company matters and other particular skills and experience possessed by the individual.

Executive Sessions of Independent Directors

The independent members of our Board of Directors meet in executive session, without any employee directors or other members of management in attendance, as circumstances warrant; however, such a meeting is held at least annually. Additionally, if our Board convenes a special meeting, the independent directors may meet in executive session, if the circumstances warrant.

Code of Ethics

We have a code of ethics that applies to all of our employees, including our Chief Executive Officer, Chief Financial Officer and Controller. Our code of ethics is made available at our website at: www.GraphOn.com. Follow the link to “About GraphOn” to the link for “Corp. Governance” and then “Code of Ethics.”

Stockholder Communication with Board Members

We maintain contact information for stockholders, both telephone and email, on our website (www.graphon.com) under the heading “About GraphOn.” By first clicking on the “About GraphOn” link and then following the “Contact Us” link, a stockholder will be given access to our telephone number and mailing address as well as a link for providing email correspondence to Investor/Public Relations. Communications sent to Investor/Public Relations and specifically marked as a communication for our Board will be forwarded to our Board or specific members of our Board as directed in the stockholder communication. In addition, communications for our Board received via telephone or mail are forwarded to our Board by one of our employees.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the compensation we paid to our executive officers for the fiscal years ended December 31, 2012 and 2011;

Name and Principal Position	Year	Salary	Bonus	Stock Awards (1)	Option Awards		All Other Compensation		Total
Robert Dilworth,	2012	$119,191	$—	$—	$237,400	(2)	$520,457	(3)(4)	$877,048
Former Chief Executive Officer **	2011	325,774	—	—	58,753	(5)	63,719	(3)	448,246
Eldad Eilam, (6)	2012	250,000	50,000	288,000	230,000	(7)	2,270	(8)	820,270
Chief Executive Officer and President	2011	121,154	—	—	280,000	(9)	26,966	(8)	428,120
Christoph Berlin, (10) Chief Operating Officer	2012	174,750	—	315,000	73,500	(11)	2,222	(12)	565,472
Robert Dixon, (13) Interim Chief Financial Officer	2012	165,423	—	74,610	—		680	(14)	240,713
William Swain,	2012	63,113	—	—	—		10,218	(15)	73,331
Former Chief Financial Officer **	2011	166,112	—	—	31,843	(5)	20,488	(15)	218,443

**

Mr. Dilworth resigned as Chief Executive Officer on April 12, 2012. See Note 5 to our consolidated financial statements in our Form 2012 Form 10-K filed with the Commission on April 1, 2013.  Mr. Swain resigned as Chief Financial Officer on May 11, 2012.

(1)

On August 15, 2012, Messrs. Eilam, Berlin and Dixon were awarded 1,600,000, 1,750,000 and 414,500 shares of restricted common stock, respectively, with a fair market value of $0.18 per share.  The amounts listed in the Stock Awards column reflect the fair value of the stock awards granted to the named executive officers as of the grant date in accordance with FASB ASC Topic 718. The valuation assumptions used in calculating these amounts are set forth in Note 1 to our consolidated financial statements in our 2012 Form 10-K filed with the Commission on April 1, 2013.

In conjunction with his award, in November 2012, Mr. Dixon adopted a stock trading plan intended to comply with Rule 10b5-1 of the Securities Exchange Act of 1934, as amended, and the Company insider trading policy.  The trading plan provides for the sale of a sufficient number of shares of the restricted award to cover the taxes due upon the vesting of such shares (i.e. “sell to cover”).

(2)

On April 12, 2012 (the “Release Effective Date”), as part of the separation agreement and release we entered into with Mr. Dilworth, all of his then-outstanding unvested options became fully vested and exercisable, and his outstanding vested options were modified to extend the exercise period. All such options will remain exercisable until the earlier of (i) the expiration dates of each such options or (ii) the date that is 30 months after the Release Effective Date. The incremental fair value of the stock options modified was $172,700 and was computed as of that date in accordance with FASB ASC Topic 718. As part of the separation agreement and release, on April 12, 2012, we granted Mr. Dilworth an option to purchase 500,000 shares of common stock at an exercise price of $0.23 per share. The option so granted vests and becomes exercisable at a rate of 12.5% on the first day of each calendar quarter subsequent to April 12, 2012 and expires on October 21, 2014. The fair value of the option so granted was $64,700 and was computed as of its grant date in accordance with FASB ASC Topic 718. The valuation assumptions used in calculating these amounts are set forth in Note 5 to our consolidated financial statements in our 2012 Form 10-K filed with the Commission on April 1, 2013.

(3)

Represents group life insurance premiums ($2,139 in 2012 and $6,181 in 2011); our payment of commuting expenses ($8,418 in 2012 and $36,475 in 2011 ); our payment of travel expenses of Mr. Dilworth’s wife ($0 in 2012 and $15,036 in 2011); the incremental cost of a house located near our offices in New Hampshire, which house was rented by Mr. Dilworth ($0 in 2012 and $4,105 in 2011); and miscellaneous personal benefits ($0 in 2012 and $1,922 in 2011). The incremental cost represents for 2011 the aggregate cost of maintaining the house in New Hampshire (rent, utilities, etc.) less the estimated cost we would have incurred had Mr. Dilworth stayed in a hotel near our offices during the days he was in New Hampshire.

(4)

On the Release Effective Date, as part of the separation agreement and release we entered into with Mr. Dilworth, we agreed to pay Mr. Dilworth $27,300 per month from May 2012 through April 2013, and $13,600 per month from May 2013 through April 2014. As of December 31, 2012, the aggregate present value of the remaining future salary continuation payments due Mr. Dilworth was $250,100. During 2012, we made salary continuation payments totaling $218,100 to Mr. Dilworth. See Note 5 to our consolidated financial statements in our Form 10-K filed with the Commission on April 1, 2013.  As part of the separation agreement, we also agreed to pay the premium costs to continue medical coverage for Mr. Dilworth and his spouse under the Employment and Retirement Income Security Act of 1974. Such payments totaled $14,400, inclusive of interest, for 2012, and will be approximately $1,300 per month, inclusive of interest, from January 1, 2013 through October 2013. As of December 31, 2012, the aggregate present value of the remaining continued medical coverage premiums we agreed to pay was $12,300. See Note 5 to our consolidated financial statements in our Form 10-K filed with the Commission on April 1, 2013. We also reimbursed him $15,000 in 2012 for a portion of his legal fees in connection with negotiation of the separation agreement and release.

(5)

On May 2, 2011, we granted Messrs. Dilworth and Swain options to purchase 187,500 and 112,500 shares of common stock, respectively, at an exercise price of $0.18 and $0.18, respectively. On September 14, 2011, we offered our employees and directors an opportunity to voluntarily exchange certain options held by them for new options subject to the conditions described in an Offer to Exchange. On October 12, 2011:

•

Mr. Dilworth exchanged options to purchase 725,000 shares of common stock at exercise prices between $0.25 and $0.43 per share for new options to purchase 725,000 shares of common stock at an exercise price of $0.202 per share.

•

Mr. Swain exchanged options to purchase 615,000 shares of common stock at exercise prices between $0.34 and $0.43 per share for new options to purchase 615,000 shares of common stock at an exercise price of $0.202 per share.

The amounts listed in the Options Awards column related to the options granted on May 2, 2011 reflect the aggregate grant date fair value of the stock options granted to Messrs. Dilworth and Swain, calculated in accordance with FASB ASC Topic 718. The valuation assumptions used in calculating these amounts are set forth in Note 1 to our consolidated financial statements in our 2012 Form 10-K filed with the Commission on April 1, 2013. The amounts listed in the Options Awards column attributable to the grant of options in our 2011 tender offer reflect the incremental fair value of the stock options granted to Messrs. Dilworth and Swain pursuant to the 2011 tender offer, computed in accordance with FASB ASC Topic 718. The valuation assumptions used in calculating these amounts are set forth in Note 7 to our consolidated financial statements in our 2011 Form 10-K filed with the Commission on April 16, 2012.

(6)

Mr. Eilam has served as our President since January 2012 and as our Acting Chief Executive Officer between March 2012 and April 2012 when he was appointed Interim Chief Executive Officer. Mr. Eilam became Chief Executive Officer on August 15, 2012.  Mr. Eilam served as our Chief Operating Officer from January 2012 to April 2012 and as our Chief Technology Officer from July 2011 to January 2012. Prior to being appointed Chief Technology Officer, Mr. Eilam was not an employee of our company but provided services to our company as an independent consultant for which services he was paid $157,672 during 2011.

(7)

On February 22, 2012, we granted Mr. Eilam a performance-based stock option to purchase 1,000,000 shares of common stock at an exercise price of $0.23. Assuming all performance criteria are met, the option will vest in three annual installments as of the end of each fiscal year, commencing December 31, 2012. Mr. Eilam met his performance criteria for the year ended December 31, 2012, which included establishing an operations base for us in the Silicon Valley area, including the recruiting, hiring and retention of software engineering team in a timely manner, and to deliver an alternative product to our existing GO-Global family on time, on specification and within budget. The key performance criteria for future years are based on establishing and executing on business plans approved by our board. The valuation assumptions used in calculating this amount are set forth in Note 1 to our consolidated financial statements in our 2012 Form 10-K filed with the Commission on April 1, 2013.

(8)	Represents group life insurance premiums, $270 in 2012 and $111 in 2011, our contribution to the 401(k) plan ($2,000 in 2012) and relocation expenses ($26,855) from Israel to California in 2011.
(9)

On September 8, 2011, we granted Mr. Eilam options to purchase 1,000,000 shares of common stock at an exercise price of $0.28 per share. The valuation assumptions used in calculating this amount are set forth in Note 1 to our consolidated financial statements in our 2012 Form 10-K filed with the Commission on April 1, 2013.

(10)	Mr. Berlin was appointed Chief Operating Officer as of August 15, 2012, prior to which he served as our Vice President of Product Management and Marketing since he joined our company in February 2012.

(11)

On February 1, 2012, we granted Mr. Berlin an option to purchase 350,000 shares of common stock at an exercise price of $0.21 per share. The valuation assumptions used in calculating this amount are set forth in Note 1 to our consolidated financial statements in our 2012 Form 10-K filed with the Commission on April 1, 2013.

(12)	Represents group life insurance premiums ($222) and our contribution to the 401(k) Plan ($2,000).
(13)	Mr. Dixon was appointed Interim Chief Financial Officer on May 14, 2012, prior to which he served as our Controller since March 2000.
(14)	Represents group life insurance premiums.
(15)

Represents group life insurance premiums ($2,377 in 2012 and $6,238 in 2011); our contribution to the 401(k) Plan ($2,000 in each of 2012 and 2011); and our payment of commuting expenses ($5,841 in 2012 and $12,250 in 2011).

See “—Outstanding Equity Awards at Fiscal Year-End,” for a discussion of the vesting and exercisability terms of options referenced above.

Messrs. Eilam and Berlin, each of whom we employ on an at-will basis, are eligible for a performance-based annual bonus based on a bonus target of 30% of base annual salary.  The bonuses are subject to the successful attainment of three milestones, with one-third of the bonus awarded for each milestone achieved. For 2013, the milestones are related to the product releases of our hopTo product, user base size of hopTo and modified EBITDA. The actual bonus, if any, may be increased or decreased at the discretion of our Board and its Compensation Committee based on over or under achievement of the applicable milestone.

Outstanding Equity Awards at Fiscal Year-End

Outstanding Equity Awards at December 31, 2012

	Option Awards
Name	Number of securities underlying unexercised options exercisable		Equity incentive plan awards: Number of securities underlying unexercised unearned options	Option exercise price	Option expiration date
Eldad Eilam (1)	1,000,000	(2)	—	$0.280	09/08/21
Chief Executive Officer and President	333,333	(3)	666,667	$0.230	02/22/22
Christoph Berlin (1)	350,000	(2)	—	$0.210	02/01/22
Chief Operating Officer
Robert Dixon (1)	25,000	(2)	—	$0.210	01/26/16
Interim Chief Financial Officer	25,000	(2)	—	$0.165	01/15/17
	25,000	(2)	—	$0.050	01/02/19
	25,000	(2)	—	$0.060	01/11/20
	40,000	(2)	—	$0.050	01/11/21
	300,000	(2)	—	$0.230	10/05/21
	145,000	(2)	—	$0.202	10/12/21
Robert Dilworth (1)	40,000	(4)	—	$0.180	05/05/13
Former Chief Executive Officer	125,000	(4)	—	$0.210	10/21/14
	125,000	(4)	—	$0.165	10/21/14
	125,000	(4)	—	$0.050	10/21/14
	187,500	(4)	—	$0.180	10/21/14
	725,000	(4)	—	$0.202	10/21/14
	672,500	(4)	—	$0.230	10/21/14
	500,000	(5)	—	$0.230	10/21/14

(1) Messrs. Eilam, Berlin and Dixon were appointed Chief Executive Officer and President, Chief Operating Officer, and Interim Chief Financial Officer on August 15, 2012, August 15, 2012, and May 14, 2012, respectively. Mr. Dilworth resigned as our Chief Executive Officer on April 12, 2012.

(2) All the options identified in this footnote were immediately exercisable upon grant and vest in thirty-three equal monthly installments, beginning in the fourth month after their respective grant date. For Mr. Eilam, the option identified by this footnote will be fully vested on September 8, 2014. For Mr. Berlin, the option identified by this footnote will be fully vested on February 1, 2015. For Mr. Dixon, the options identified by this footnote were, or will become, fully vested on the following dates: January 26, 2009, January 15, 2010, January 2, 2012, January 11, 2013, January 11, 2014, October 5, 2014 and October 12, 2013. If Messrs. Eilam, Berlin or Dixon’s employment ceases prior to full vesting of the options, we have the right to repurchase any shares issued upon exercise of options not vested.

(3) On February 22, 2012, Mr. Eilam was granted a performance-based incentive option, which vests in three equal increments at the end of each fiscal year subsequent to its grant date, assuming that the performance-based goals have been met. As of December 31, 2012, such goals for 2012, which included establishing an operational base in the Silicon Valley area and delivering an alternative product to our existing GO-Global product family, were met. Thus, one-third of the award was vested.

(4) Under the terms of the separation agreement we entered into with Mr. Dilworth on April 12, 2012, all options in this footnote became fully vested as of the date of the separation agreement.

(5) Under the terms of the separation agreement we entered into with Mr. Dilworth on April 12, 2012, on such date we granted Mr. Dilworth an option to purchase 500,000 shares of common stock at an exercise price of $0.23 per share. The option so granted vests and becomes exercisable at a rate of 12.5% on the first day of each calendar quarter subsequent to April 12, 2012 and expires on October 21, 2014.

Outstanding Equity Awards at December 31, 2012

	Stock Awards
Name	Number of shares or units of stock that have not vested (2)	Market value of shares of units of stock that have not vested (3)
Eldad Eilam (1)	1,551,516	$574,061
Chief Executive Officer and President
Christoph Berlin (1)	1,696,667	$627,767
Chief Operating Officer
Robert Dixon (1)	401,940	$148,718
Interim Chief Financial Officer

(1) Messrs. Eilam, Berlin and Dixon were appointed Chief Executive Officer and President, Chief Operating Officer and Interim Chief Financial Officer on August 15, 2012, August 15, 2012, and May 14, 2012, respectively.

(2) All awards identified in this footnote were granted on August 15, 2012 and vest in thirty-three equal monthly installments, beginning on December 15, 2012.

(3) The fair market value of our stock on December 31, 2012 was $0.37 per share.

Compensation of Directors

During the years ended December 31, 2012 and 2011, our non-employee directors were eligible to be compensated at the rate of $1,000 for attendance at each meeting of our Board, $500 if their attendance was via telephone, $500 for attendance at each meeting of a Board committee, and a $1,500 quarterly retainer. Additionally, non-employee directors are granted stock options periodically, typically on a yearly basis.

Director Compensation

Name	Year	Fees Earned or Paid in Cash	Option Awards (1)	All Other Compensation	Total
Steven Ledger	2012	$3,500	$97,775	$—	$101,275
Sam Auriemma	2012	6,500	93,794	—	100,294
Michael Brochu	2012	8,500	106,054	—	114,554
John Cronin	2012	16,000	97,775	—	113,775
August Klein	2012	17,500	—	—	17,500
Gordon Watson (2)	2012	18,500	—	—	18,500

(1)

The amounts listed in the Option Awards column reflect the aggregate grant date fair value of stock options granted to the named director during 2012 calculated in accordance with FASB ASC Topic 718. The valuation assumptions used in calculating these amounts are set forth in Note 1 to our consolidated financial statements in our 2012 Form 10-K filed with the Commission on April 1, 2013. The number of options granted for each director is set forth below.

	•	On April 17, 2012, we granted to Mr. Brochu options to purchase 700,000 shares of common stock at an exercise price of $0.17 per share.
	•	On July 19, 2012, we granted to Mr. Auriemma options to purchase 700,000 shares of common stock at an exercise price of $0.15 per share.
	•	On December 20, 2012, we granted to each of Messrs. Ledger and Cronin options to purchase 300,000 shares of common stock at an exercise price of $0.37 per share.
(2)

On March 29, 2013, Mr. Watson resigned from our Board of Directors and on such date we entered into an exclusive consulting agreement with Mr. Watson to provide consulting services to our Board of Directors. See “Proposal 1 Election of Directors—Related-Party Transactions—Gordon Watson” for a summary of such agreement.

All of the options granted to Messrs. Brochu, Auriemma, Ledger and Cronin in 2012 were immediately exercisable upon their grant date and vest in thirty-three equal monthly installments, beginning in the fourth month after their grant date.

Should any director’s service cease prior to full vesting of his options, we have the right to repurchase any shares issued upon exercise of options not vested.

Compensation Committee Interlocks and Insider Participation

During the year ended December 31, 2012, the Compensation Committee was comprised of Gordon Watson (Chairman), Michael Brochu and John Cronin, each of whom is a non-employee director.

PRINCIPAL STOCKHOLDERS

Principal Stockholders

The following table sets forth certain information, as of April 1, 2013, with respect to the beneficial ownership of shares of our common stock held by:  (i) each director; (ii) each person known by us to beneficially own 5% or more of our common stock; (iii) each executive officer named in the summary compensation table; and (iv) all directors and executive officers as a group. Unless otherwise indicated, the address for each of the following stockholders is c/o GraphOn Corporation, 1901 S. Bascom Avenue, Suite 660, Campbell, CA 95008.

Name and Address	Number of Shares of Common Stock Beneficially Owned (1)(2)	Percent of Class (%)

Eldad Eilam (3)	4,000,000	4.5
Christoph Berlin (4)	2,100,000	2.4
Robert L. Dixon (5)	977,288	1.1
Sam M. Auriemma (6)	700,000	0.8
Michael A. Brochu (7)	700,000	0.8
John Cronin (8)	700,000	0.8
August P. Klein (9)	885,760	1.0
Steven Ledger (10)	2,575,000	2.9
All current executive officers and directors as a group (8 persons)(11)	12,638,048	13.3
AIGH Investment Partners, LLC (12) 6006 Berkeley Avenue Baltimore, MD 21209	6,080,278	6.9
Austin Marxe and David Greenhouse (13) 527 Madison Avenue, Suite 2600 New York, NY 10022	8,766,900	9.7
David R. Wilmerding, III (14) 2 Hamill Road, Suite 272 Baltimore, MD 21117	8,490,000	9.4
Jon C. Baker (15) 101 St. Johns Road Baltimore, MD 21210	7,920,000	8.8

(1)

As used in this table, beneficial ownership means the sole or shared power to vote, or direct the voting of, a security, or the sole or shared power to invest or dispose, or direct the investment or disposition, of a security.  Except as otherwise indicated, based on information provided by the named individuals, all persons named herein have sole voting power and investment power with respect to their respective shares of our common stock, except to the extent that authority is shared by spouses under applicable law, and record and beneficial ownership with respect to their respective shares of our common stock.  With respect to each stockholder, any shares issuable upon exercise of options held by such stockholder that are currently exercisable or will become exercisable within 60 days of April 1, 2013 are deemed outstanding for computing the percentage of the person holding such options, but are not deemed outstanding for computing the percentage of any other person.

(2)	Percentage ownership of our common stock is based on 87,546,373 shares of common stock outstanding as of April 1, 2013.
(3)	Includes 2,000,000 shares of common stock issuable upon the exercise of outstanding options.
(4)	Includes 350,000 shares of common stock issuable upon the exercise of outstanding options.
(5)	Includes 585,000 shares of common stock issuable upon the exercise of outstanding options.
(6)	Includes 700,000 shares of common stock issuable upon the exercise of outstanding options.
(7)	Includes 700,000 shares of common stock issuable upon the exercise of outstanding options.
(8)	Includes 700,000 shares of common stock issuable upon the exercise of outstanding options.
(9)	Includes 775,000 shares of common stock issuable upon the exercise of outstanding options.
(10)

Includes 700,000 shares of common stock issuable upon the exercise of outstanding options. Also includes 1,250,000 shares of common stock and 625,000 shares of common stock issuable upon the exercise of outstanding warrants held by Tamalpais Master Fund Ltd. Mr. Ledger has sole voting and dispositive power with respect to the shares held by Tamalpais Master Fund Ltd.

(11)	Includes 6,510,000 shares of common stock issuable upon the exercise of outstanding options and 625,000 shares of common stock issuable upon the exercise of outstanding warrants.
(12)

Based on information contained in a Schedule 13G/A filed by AIGH Investment Partners, LLC on March 3, 2008, and information known to us, AIGH has shared voting and dispositive power with respect to 6,080,278 shares of common stock. Orin Hirschman is the managing member of AIGH Investment Partners, LLC.

(13)

Based on information contained in a Schedule 13G filed by Austin Marxe and David Greenhouse on February 13, 2013, such stockholders have shared voting and dispositive power over shares of common stock held by Special Situations Technology Fund, L.P. and Special Situations Technology Fund II, L.P. Includes 2,750,000 shares of common stock issuable upon the exercise of outstanding warrants.

(14)

Based on information contained in a Schedule 13G filed by David R. Wilmerding, III on January 18, 2013, Mr. Wilmerding has sole voting and dispositive power with respect to these shares. Includes 2,500,000 shares of common stock issuable upon the exercise of outstanding warrants.

(15)

Based on information contained in a Schedule 13G filed by Jon C. Baker on January 18, 2013, Mr. Baker has sole voting and dispositive power with respect to these shares. Includes 2,500,000 shares of common stock issuable upon the exercise of outstanding warrants.

Compliance with Section 16(a) of the Securities Exchange Act

Section 16(a) of the Securities Exchange Act of 1934 requires our officers and directors, as well as those persons who own more than 10% of our common stock, to file reports of ownership and changes in ownership with the SEC. These persons are required by SEC rule to furnish us with copies of all Section 16(a) forms they file.

Based solely on our review of the copies of such reports filed with the SEC and submitted to us and on written representations by our directors, executive officers, and beneficial owners of more than 10% of our common stock, we believe that all required reports were filed on a timely basis during 2012, except that: Eldad Eilam, Christoph Berlin and Robert Dixon each filed a Form 4 on September 4, 2012 reporting a transaction on August 15, 2012. Christoph Berlin, filed a Form 3 reporting a transaction on August 15, 2012 on August 29, 2012.  Robert Dixon filed a Form 3 reporting a transaction on May 4, 2012 on July 3, 2012. Sam Auriemma filed a Form 3 reporting a transaction on July 19, 2012 on August 2, 2012 and filed a Form 4 reporting a transaction on July 19, 2012 on August 2, 2012.  Michael Brochu filed a Form 3 reporting a transaction on April 17, 2012 on April 23, 2012 and filed a Form 4 reporting a transaction on April 17, 2012 on April 23, 2012.

RELATED PARTY TRANSACTIONS AND DIRECTOR INDEPENDENCE

Related-Party Transactions

ipCapital Group, Inc.

John Cronin, a member of our Board of Directors since August 9, 2011, is the founder, managing director and chairman of ipCapital Group, Inc., an intellectual property strategy firm.

On October 11, 2011, we engaged ipCapital to assist us in the execution of our strategic decision to significantly strengthen, grow and commercially exploit our intellectual property assets. Our engagement agreement with ipCapital, which has been amended three times, affords us the right to request ipCapital to perform a number of diverse services, employing its proprietary processes and methodologies, to facilitate our ability to identify and extract from our current intellectual property base new inventions, potential patent applications, and marketing and licensing opportunities.

For the years ended December 31, 2012 and 2011, we paid ipCapital an aggregate $179,300 and $154,200, respectively, for services performed under the engagement agreement, as amended. Prior to entering into the engagement agreement with ipCapital in 2011, they performed an analysis of our intellectual property and the potential methods we could employ to strengthen our intellectual property on a consulting basis. We paid them $50,500 for this analysis in 2011. All amounts paid to ipCapital in 2012 and 2011 have been reported within general and administrative expense.

In addition to the fees we agreed to pay ipCapital for its services, we issued ipCapital a five-year warrant to purchase up to 400,000 shares of our common stock at an initial price of $0.26 per share. Half of the warrant (200,000 shares) has a time-based vesting condition, with such vesting to occur in three equal annual installments. The first vesting installment occurred on October 11, 2012, with the remaining two to occur on October 11, 2013 and 2014, respectively. The remaining 200,000 shares became fully vested upon the completion to our satisfaction of all services that we requested from ipCapital under the engagement agreement, prior to the signing of the amendments. Such performance was deemed satisfactory during 2012. We believe that these fees, together with the issuance of the warrant, constitute no greater compensation than we would be required to pay an unaffiliated person for substantially similar services.

ipCapital Licensing Company  I, LLC

John Cronin, a member of our Board of Directors since August 9, 2011, is a partner, and serves on the board of directors of ipCapital Licensing Company I, LLC (ipCLC), an intellectual property licensing firm.

On February 4, 2013, we entered into an Intellectual Property Brokerage Agreement with ipCLC pursuant to which we have retained their services, on a no-retainer basis, to identify and present us with candidates who may be seeking to acquire a certain limited group of our patents that are unrelated to our current business strategy. If, during the applicable term of the agreement, we enter into an agreement with any candidate presented to us by them to acquire or otherwise exploit the covered patents, we will pay ipCLC a fee of ten percent (10%) of the royalties, fess, and other consideration paid over the life of such agreement.

The agreement is effective as of February 4, 2013, and will end 18 months after we or ipCLC serve 60 days written notice of termination to the other party (with earlier termination possible in the event of a material breach).  The Agreement provides for customary confidentiality undertakings, limitations on ipCLC’s total liability and mutual indemnification provisions.

We believe the terms of the Agreement are fair and reasonable to us and are at least as favorable as those that we could be obtained on an arms’ length basis

Tamalpais Partners LLC

Steven Ledger, the Chairman of the Company’s Board of Directors, is the founder and managing partner of Tamalpais Partners LLC, a business consulting firm. On February 1, 2013, the Company renewed its consulting agreement with Tamalpais under which Tamalpais will provide it with advisory services focused on capital and business issues, including assistance on raising capital, mergers, acquisitions, business development and investor relations/positioning. The Company will pay Tamalpais $6,000 per month during the current term of this agreement, which runs for one year, beginning February 1, 2013. We believe that these fees constitute no greater compensation that we would be required to pay to an unaffiliated person for substantially similar services.

Gordon Watson

On March 29, 2013, Gordon Watson resigned from our Board of Directors and on such date the Company entered into an exclusive consulting agreement with Mr. Watson whereby he will provide the our Board of Directors consulting services for a term commencing upon his resignation and ending May 31, 2014.

Mr. Watson’s consulting agreement provides for total compensation of $12,500 over the term of the agreement.  In addition, out of Mr. Watson’s currently unvested options to purchase the Company’s common stock granted during his term as a director, 192,236 of such options shall continue to vest during the term of the agreement in accordance with their original terms.  Mr. Watson will also be reimbursed for his reasonable expenses incurred in rendering services to our Board of Directors in accordance with our policies.

Director Independence

Our Board of Directors has determined that each of our non-employee directors (Steven Ledger, John Cronin, Sam M. Auriemma, and Michael Brochu), who collectively constitute a majority of our Board, meets the general independence criteria set forth in the NASDAQ Marketplace rules. In addition, our Board has made a subjective determination as to each of the foregoing individuals that no relationships exist (including the relationship with ipCapital, or the consulting fee paid to Tamalpais Partners, that are described below under “Related-Party Transactions”) that, in the opinion of our Board, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director.

DESCRIPTION OF SECURITIES

The following is a brief description of our capital stock. This summary does not purport to be complete in all respects. This description is subject to and qualified entirely by the terms of our amended and restated certificate of incorporation, as amended, or our certificate of incorporation, and our second amended and restated bylaws, or our bylaws, copies of which have been filed with the SEC and are also available upon request from us, and is also qualified by the General Corporation Law of the State of Delaware.

Common Stock

We are currently authorized to issue up to 195,000,000 shares of our common stock, $0.0001 par value, and 5,000,000 shares of preferred stock, $0.01 par value. As of July 8, 2013, 97,858,751 shares of our common stock were issued and outstanding, and held of record by approximately 156 persons and no shares of preferred stock were issued and outstanding. We estimate that there are approximately 1,800 beneficial owners of our common stock.

Holders of shares of our common stock are entitled to such dividends as may be declared from time to time by the board in its discretion, on a ratable basis, out of funds legally available therefrom, and to a pro rata share of all assets available for distribution upon liquidation, dissolution or other winding up of our affairs. All of the outstanding shares of our common stock are fully paid and non-assessable

Warrants

See the Offer to Exercise for a description of the material terms of our Existing Warrants.

In addition to the Existing Warrants, the Company has outstanding warrants to purchase an aggregate of 400,000 shares of our common stock exercisable at $0.20 per share which expire on September 1, 2016 and warrants to purchase an additional 4,500,000 shares of our common stock in the form of the New Warrants issued in connection with the Exercise Agreement which are exercisable at $1.00 per share and which expire on June 17, 2018.

Preferred Stock

Our certificate of incorporation permits us to issue up to 5,000,000 shares of preferred stock in one or more series and with rights and preferences that may be fixed or designated by our board of directors without any further action by our stockholders. We currently have no shares of preferred stock outstanding.

Subject to the limitations prescribed in our certificate of incorporation and under Delaware law, our certificate of incorporation authorizes the board of directors, from time to time by resolution and without further stockholder action, to provide for the issuance of shares of preferred stock, in one or more series, and to fix the designation, powers, preferences and other rights of the shares and to fix the qualifications, limitations and restrictions thereof. Although our board of directors has no present intention to issue any additional preferred stock, the issuance of preferred stock could adversely affect the rights of holders of our common stock, including with respect to voting, dividends and liquidation, by issuing shares of preferred stock with certain voting, conversion and/or redemption rights. Such issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control.

Anti-Takeover Effects of Certain Provisions of Delaware Law and Our Charter Documents

The following is a summary of certain provisions of Delaware law, our certificate of incorporation and our bylaws. This summary does not purport to be complete and is qualified in its entirety by reference to the corporate law of Delaware and our certificate of incorporation and bylaws.

Effect of Delaware Anti-Takeover Statute. We are subject to the provisions of section 203 of the Delaware law. Section 203 prohibits publicly held Delaware corporations from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock. These provisions could have the effect of delaying, deferring or preventing a change of control of us or reducing the price that certain investors might be willing to pay in the future for shares of our common stock.

Classified Board of Directors; Removal. Pursuant to our certificate of incorporation, the number of directors is fixed by our board of directors. Our directors are divided into three classes, each class to serve a three-year term and to consist as nearly as possible of one third of the total number of directors.  Vacancies on our board of directors may be filled by a majority of the remaining members of the board of directors, even if less than a quorum, and a director may only be removed from office by stockholders upon the approval of holders of at least 66 2/3% of the outstanding shares entitled to vote at an election of directors.

Stockholder Meetings; Bylaws.  Our certificate of incorporation provides that any action taken by our stockholders must be effected at an annual or special meeting of stockholders and may not be taken by written consent instead of a meeting.  In addition, our certificate of incorporation provides that a special meeting of stockholders may be called only by the board of directors or the holders of at least 50% of the outstanding shares of capital stock.  Our bylaws may be amended either by the board of directors or the holders of at least 66 2/3% of the entitled to vote at an election of directors.

Limitation of Liability

As permitted by the General Corporation Law of the State of Delaware, our certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

•                  for any breach of the director’s duty of loyalty to us or our stockholders;

•                  for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•                  under section 174 of the Delaware law, relating to unlawful payment of dividends or unlawful stock purchases or redemption of stock; and

•                  for any transaction from which the director derives an improper personal benefit.

As a result of this provision, we and our stockholders may be unable to obtain monetary damages from a director for breach of his or her duty of care.

Our certificate of incorporation provides for the indemnification of our directors and officers to the fullest extent authorized by, and subject to the conditions set forth in the Delaware law.

ADDITIONAL INFORMATION FURNISHED BY REFERENCE

This Supplement incorporates by reference the documents set forth below that have been previously filed with the SEC, which means that we are disclosing important information to you by referring you to a document filed with the SEC. The information incorporated by reference is deemed to be part of this Supplement and the Offer to Exercise, except to the extent it superseded by information contained in the Offer to Exercise. These documents contain important information about us and our financial condition:

•                  our Annual Report on Form 10-K for the fiscal year ended December 31, 2012, filed with the SEC on April 1, 2013, as amended by Amendment No. 1 filed with the SEC on April 12, 2013;

•                  our Definitive Proxy Statement for the 2013 annual meeting of stockholders, filed with the SEC on April 19, 2013;

•                  our Quarterly Report on Form 10-Q for the quarter ended March 31, 2013, filed with the SEC on May 14, 2013; and

•                  our Current Reports on Form 8-K and Form 8-K/A filed with the SEC on April 3, 2013, June 4, 2013, June 19, 2013, June 24, 2013 and July 2, 2013.

These documents, and all exhibits attached thereto, can be accessed electronically at no cost on the SEC’s website at www.sec.gov. In addition, the Company will provide each holder of an Existing Warrant a copy of any or all of these documents and any other information that has been incorporated by reference into this Supplement or is an exhibit to this Supplement upon written or oral request at no cost to the requester. Requests should be directed to: 1901 S. Bascom Avenue, Suite 660, Campbell, California, 95008, Attention: Investor Relations.

EXHIBITS

The following exhibits are incorporated by reference herein:

Exhibit Number	Exhibit Description
3.1	Amended and Restated Certificate of Incorporation of Company, as amended (1)
3.2	Second Amended and Restated Bylaws of Company (2)
4.1	Form of certificate evidencing shares of common stock of Company (3)
4.2	Form of Warrant issued on September 1, 2011 (4)
4.3	Warrant to Purchase Common Stock, dated October 11, 2011 (5)
4.4	Allonge to October 2011 Warrants (20)
4.5	Form of Warrant issued on June 17, 2013 (20)
10.1*	Restricted Stock Agreement (1 of 2) with Eldad Eilam dated August 15, 2012 (15)
10.2*	Restricted Stock Agreement (2 of 2) with Eldad Eilam dated August 15, 2012 (15)
10.3*	Restricted Stock Agreement with Christoph Berlin dated August 15, 2012 (15)
10.4*	Restricted Stock Agreement with Robert Dixon dated August 15, 2012 (15)
10.5	Separation Agreement, dated April 12, 2012, between Company and Robert Dilworth (14)
10.6	Release, dated April 12, 2012, between Company and Robert Dilworth (14)
10.7	1998 Stock Option/Stock Issuance Plan of Company (7)
10.8	Supplemental Stock Option Agreement, dated as of June 23, 2000 (7)
10.9	2005 Equity Incentive Plan (8)
10.10	2008 Equity Incentive Plan, as Amended (9)
10.11*	Employment Agreement, dated June 30, 2011, by and between Company and Eldad Eilam (16)
10.12*	Director Severance Plan (11)
10.13*	Key Employee Severance Plan (11)
10.14	Securities Purchase Agreement, dated September 1, 2011 (4)
10.15	Form of Registration Rights Agreement, dated September 1, 2011 (4)

10.16(a)	Engagement Agreement, dated October 11, 2011, by and between Company and ipCapital Group, Inc. (5)
10.16(b)	First Addendum to the Engagement Agreement by and between Company and ipCapital Group, Inc., dated as of November 7, 2011 (12)
10.16(c)	Second Addendum to the Engagement Agreement by and between Company and ipCapital Group, Inc., dated as of November 14, 2011 (12)
10.16(d)	Third Addendum to the Engagement Agreement by and between Company and ipCapital Group, Inc., dated as of January 20, 2012 (13)
10.17	Office Lease between Company and CA-Pruneyard Limited Partnership, dated as of December 19, 2011 (16)
10.18	Consulting Agreement, dated February 1, 2012, by and between Company and Steven Ledger/Tamalpais Partners LLC (16)
10.19	Intellectual Property Brokerage Agreement by and between Company and ipCapital Licensing Company I, LLC, dated as of February 4, 2013 (17)
10.20	Consulting Agreement, dated March 29, 2013 by and between Company and Gordon Watson (19)
10.20	Exercise Agreement, dated June 17, 2013 (20)
10.21	Registration Rights Agreement, dated June 17, 2013 (20)
14.1	Code of Ethics (7)
21.1	Subsidiaries of Company (18)

* Compensatory Plan

(1)	Filed on April 2, 2007 as an exhibit to Company’s Annual Report on Form 10-KSB for the year ended December 31, 2006, and incorporated herein by reference

(2)	Filed on March 31, 2010 as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2009, and incorporated herein by reference

(3)	Filed on September 19, 1996 as an exhibit to the Company’s Registration Statement on Form S-1 (File No. 333-11165), and incorporated herein by reference

(4)	Filed on September 8, 2011 as an exhibit to Company’s Current Report on Form 8-K and incorporated herein by reference

(5)	Filed on October 13, 2011 as an exhibit to Company’s Current Report on Form 8-K and incorporated herein by reference

(6)	Filed on March 30, 2004 as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2003, and incorporated herein by reference

(7)	Filed on June 23, 2000 as an exhibit to the Company’s Registration Statement on Form S-8 (File No. 333-40174), and incorporated herein by reference

(8)	Filed on November 25, 2005 as an exhibit to the Company’s definitive Proxy Statement for the Company’s 2005 Annual Meeting, and incorporated herein by reference

(9)	Filed on September 29, 2011 as an exhibit to the Company’s Registration Statement on Form S-8 (File No. 333-177069) and incorporated herein by reference

(10)	Filed on February 7, 2007 as an exhibit to Post-Effective Amendment No. 4 to the Company’s Registration Statement to Form S-1 on Form SB-2 (File No. 333-124791), and incorporated herein by reference

(11)	Filed on November 14, 2011 as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2011, and incorporated herein by reference.

(12)	Filed on November 23, 2011 as an exhibit to Amendment No. 1 to the Company’s Registration Statement on Form S-1, and incorporated herein by reference

(13)	Filed on February 14, 2012 as an exhibit to the Company’s Current Report on Form 8-K and incorporated herein by reference

(14)	Filed on May 21, 2012 as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2012, and incorporated herein by reference.

(15)	Filed on November 14, 2012 as an exhibit to the Company’s Quarterly Report on Form 10-Q for the quarterly reporting period ended September 30, 2012, and incorporated herein by reference.

(16)	Filed on April 16, 2012 as an exhibit to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011, and incorporated herein by reference.

(17)	Filed on February 19, 2012 as an exhibit to the Company’s Current Report on Form 8-K, and incorporated herein by reference.

(18)	Filed on April 1, 2013 as an exhibit to Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2012, and incorporated herein by reference.

(19)	Filed on April 3, 2013 as an exhibit to the Company’s Current Report on Form 8-K, and incorporated herein by reference.

(20)	Filed on June 24, 2013 as an exhibit to the Company’s Current Report on Form 8-K, and incorporated herein by reference.